Exhibit 99.1

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF

KINGSWAY FINANCIAL SERVICES INC.

AND MANAGEMENT INFORMATION CIRCULAR

INVITATION TO SHAREHOLDERS

It is my great pleasure to invite you to join our board of directors and the senior management of Kingsway Financial Services Inc. at our next annual and special meeting, which convenes at 4:00 p.m. (Toronto time) on May 3, 2007 at the Design Exchange at 234 Bay Street, Toronto, Ontario.

I urge you to attend if you can. This occasion is your opportunity to receive a first-hand account of how Kingsway Financial Services Inc. performed over the past 12 months, as well as to hear our plans for the future.

Should you have any questions for senior management, the annual meeting is an excellent place to raise them.

If you cannot attend in person, I encourage you to exercise the power of your proxy, which is well explained in the accompanying Management Information Circular.

I appreciate your participation, and I look forward to seeing you on May 3rd in Toronto.

Sincerely,

/s/ William G. Star
William G. Star
Chairman, President and
Chief Executive Officer
March 16, 2007

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an annual and special meeting (the "Meeting") of the shareholders of Kingsway Financial Services Inc. (the "Corporation") will be held at the Design Exchange, 234 Bay Street, Toronto, Ontario on Thursday May 3, 2007 at 4:00 p.m. (Toronto time) for the following purposes:

1.	To receive the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2006 together with the report of the auditors thereon;

2.	To elect directors of the Corporation;

3.	To approve the appointment of KPMG LLP as the auditors of the Corporation for the fiscal year ending December 31, 2007;

4.	To consider, and if deemed appropriate, to pass a resolution ratifying the Corporation's Shareholder Rights Plan;

5.
To consider, and if deemed appropriate, to pass a resolution approving certain amendments to the Corporation's stock option plan (the "Stock Option Plan") to reflect recent changes by the Toronto Stock Exchange in respect of the Stock Option Plan's amendment provisions and the expiry of options during blackout periods; and

6.	To transact such further and other business as may properly come before the Meeting or any adjournment thereof.

The accompanying Management Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice of Meeting.

SHAREHOLDERS WHO ARE UNABLE TO ATTEND THE MEETING IN PERSON ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ENCLOSED INSTRUMENT OF PROXY, AND TO RETURN IT IN THE ENVELOPE PROVIDED FOR THAT PURPOSE.

Proxies to be used at the Meeting must be deposited with Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, before 4:00 p.m. (Toronto time) on May 1, 2007.

By Order of the Board

/s/ W. Shaun Jackson
W. Shaun Jackson
Executive Vice-President and
Chief Financial Officer

Toronto, Ontario
March 16, 2007

KINGSWAY FINANCIAL SERVICES INC.

MANAGEMENT INFORMATION CIRCULAR

Note: Dollar amounts in this Management Information Circular are in Canadian dollars except as otherwise indicated.

GENERAL PROXY INFORMATION

Solicitation of Proxies

This management information circular (the "Circular") is furnished in connection with the solicitation of proxies by or on behalf of the management of Kingsway Financial Services Inc. (the "Corporation" or "KFSI") for use at the annual and special meeting (the "Meeting") of shareholders of the Corporation (the "shareholders") to be held on Thursday, May 3, 2007, at 4:00 p.m. (Toronto time), or any adjournment thereof, at the Design Exchange, 234 Bay Street, Toronto, Ontario for the purposes set out in the accompanying notice of meeting (the "Notice of Meeting").

The solicitations will be made primarily by mail, but proxies may also be solicited personally or by telephone by directors, officers and regular employees of the Corporation at nominal cost. Banks, brokers, custodians, nominees and fiduciaries will be requested to forward the proxy soliciting materials to beneficial owners, and the Corporation will reimburse such persons for reasonable out-of-pocket expenses incurred by them in this connection. The expenses of soliciting proxies, including the cost of preparing, assembling and mailing this proxy material to shareholders, will be borne by the Corporation.

This Circular, the Notice of Meeting and accompanying Proxy are being mailed on or about April 9, 2007.

Quorum

A quorum is required in order for the Meeting to be properly constituted. Twenty-five percent (25%) of the common shares in the capital of the Corporation ("Common Shares" or "shares") must be present in person or represented by proxy at the Meeting in order to form a quorum.

Voting Shares and Principal Holders Thereof

The authorized capital of the Corporation consists of an unlimited number of Common Shares. As of the close of business on March 16, 2007, 55,711,525 Common Shares were outstanding and entitled to vote. Each Common Share is entitled to one (1) vote. The outstanding Common Shares are listed on the Toronto Stock Exchange (the "TSX") and the New York Stock Exchange (the "NYSE") under the symbol KFS.

As of March 16, 2007, to the knowledge of the directors and officers of the Corporation, no person beneficially owned or exercised control or direction over more than ten (10%) percent of the outstanding Common Shares.

All information is as at March 16, 2007, unless otherwise indicated.

Q&A on Proxy Voting

Q:	What am I voting on?

A:
Shareholders are voting on (i) the election of directors to the board of directors of the Corporation (the "Board") for 2007; (ii) the approval of the appointment of auditors for the Corporation for 2007; (iii) ratification of the Corporation's Shareholder Rights Plan; and (iv) approval of certain amendments to the Stock Option Plan to reflect recent changes by the TSX in respect of the Stock Option Plan's amendment provisions and the expiry of options during blackout periods.

Q:	Who is entitled to vote?

A:
Shareholders as of the close of business on March 16, 2007 (the "Record Date") are entitled to vote. Each Common Share is entitled to one vote on those items of business identified in the Notice of Meeting.

If you acquired your shares after the Record Date, please refer to the answer to the question "What if ownership of shares has been transferred after March 16, 2007?" to determine how you may vote such shares.

Q:	How do I vote?

A:
There are a number of ways you can vote your shares if you are a registered shareholder. You may vote in person at the Meeting or you may sign the enclosed form of proxy appointing the named persons or some other person you choose, who need not be a shareholder, to represent you as proxyholder and vote your shares at the Meeting. In addition, you may vote your shares by telephone or on the internet in the manner described on the enclosed form of proxy. If your shares are held in the name of a nominee, please refer to the answer to the question "If my shares are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), how do I vote my shares?" to determine how you may vote your shares.

Q:	What if I plan to attend the Meeting and vote in person?

A:
If you are a registered shareholder and plan to attend the Meeting on May 3, 2007 and wish to vote your shares in person at the Meeting, do not complete or return the form of proxy. Your vote will be taken and counted at the Meeting. Please register with the transfer agent, Computershare Investor Services Inc., upon arrival at the Meeting. If your shares are held in the name of a nominee and you wish to attend the Meeting, refer to the answer to the question "If my shares are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), how do I vote my shares?" for voting instructions.

Q:	Who is soliciting my proxy?

A:
The enclosed form of proxy is being solicited by management of Kingsway Financial Services Inc. and the associated costs will be borne by the Corporation. The solicitation will be made primarily by mail but may also be made by the telephone, in writing or in person by the employees of the Corporation and/or Computershare Investor Services Inc.

Q:	What happens if I sign the form of proxy enclosed with this Circular?

A:
Signing the enclosed form of proxy gives authority to F. Michael Walsh, or failing him, William G. Star, the lead director and the President of the Corporation respectively, or to another person you have appointed, to vote your shares at the Meeting.

Q:	Can I appoint someone other than these representatives to vote my shares?

A:
Yes. Write the name of this person, who need not be a shareholder, in the blank space provided in the form of proxy. It is important to ensure that any other person you appoint is attending the Meeting and is aware that he or she has been appointed to vote your shares. Proxyholders should, upon arrival at the Meeting, present themselves to a representative of Computershare Investor Services Inc.

Q:	What do I do with my completed proxy?

A:
Return it to the Corporation's transfer agent, Computershare Investor Services Inc., in the envelope provided, at Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, or by fax to 1-866-249-7775, so that it arrives no later than 4:00 p.m. (Toronto time) on May 1, 2007. This will ensure that your vote is recorded.

Q:	If I change my mind, can I take back my proxy once I have given it?

A:
Yes. If you change your mind and wish to revoke your proxy, prepare a written statement to this effect. The statement must be signed by you or your attorney as authorized in writing or, if the shareholder is a corporation, signed under its corporate seal or by a duly authorized officer or attorney of the corporation. This statement must be delivered either to the head office of the Corporation no later than 4:00 p.m. (Toronto time) on May 1, 2007 or to the Chairman on the day of the Meeting, May 3, 2007, or any adjournment of the Meeting, prior to the time of voting.

Q:	How will my shares be voted if I give my proxy?

A:
On the form of proxy, you can indicate how you want your proxyholder to vote your shares, or you can let your proxyholder decide for you. If you have specified on the form of proxy how you want your shares to be voted on a particular issue, then your proxyholder must vote your shares accordingly. If you have not specified on the form of proxy how you want your shares to be voted on a particular issue, then your proxyholder can vote your shares as he or she sees fit. In the absence of such directions, however, your shares will be voted in favour of the election of directors to the Board, the approval of the appointment of auditors, the ratification of the Corporation’s Shareholders Rights Plan and the approval of the proposed amendments to the Stock Option Plan.

Q:	What if amendments are made to these matters or if other matters are brought before the Meeting?

A:
The persons named in the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.

As of the date of this Circular, management of the Corporation knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the form of proxy will vote on them in accordance with their best judgement.

Q:	How many shares are entitled to vote?

A:	As of March 16, 2007, there were 55,711,525 Common Shares outstanding. Each registered shareholder has one vote for each Common Share held at the close of business on March 16, 2007.

Q:	What if ownership of shares has been transferred after March 16, 2007?

A:
The person who acquired such shares after March 16, 2007 must produce properly endorsed share certificates or otherwise establish that he or she owns the shares and must ask the Corporation no later than 4:00 p.m. (Toronto time) on April 23, 2007 that his or her name be included in the list of shareholders before the Meeting in order to be entitled to vote these shares at the Meeting.

Q:	How will the votes be counted?

A:	Each question brought before the Meeting is determined by a majority of votes cast on the question. In the case of equal votes, the Chairman of the Meeting is not entitled to a second or casting vote.

Q:	Who counts the votes?

A:
The Corporation's transfer agent, Computershare Investor Services Inc. (“Computershare”), counts and tabulates the proxies. This is done independently of the Corporation to preserve the confidentiality of individual shareholder votes. Proxies are referred to the Corporation only in cases where a shareholder clearly intends to communicate with management or when it is necessary to do so to meet the requirements of applicable law.

Q:	If I need to contact the transfer agent, how do I reach them?

A:	You can contact the transfer agent as follows:

by mail:	by telephone:

Computershare Investor Services Inc. Proxy Department 100 University Avenue, 9th Floor Toronto, Ontario, M5J 2Y1	within Canada and the United States at 1-800-564-6253 - all other countries (416) 981-9633 or by email: service@computershare.com

Q:	If my shares are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), how do I vote my shares?

A:
There are two ways you can vote your shares held by your nominee. Unless you have previously informed your nominee that you do not wish to receive material relating to the Meeting, you will have received this Circular from your nominee, together with a request for voting instructions for the number of shares you hold.

If you wish to attend and vote your shareholdings at the Meeting, the Corporation will have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as proxyholder. Therefore, if you wish to vote in person at the Meeting, insert your own name in the space provided on the voting instruction form sent to you by your nominee. Then sign and return the voting instruction form by following the signing and returning instructions provided by your nominee. By doing so, you are instructing your nominee to appoint yourself as proxyholder. Do not otherwise complete the voting instruction form as your vote will be taken at the Meeting. Please register with the transfer agent, Computershare Investor Services Inc., upon arrival at the Meeting.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Canadian securities regulatory authorities have adopted National Instrument 58-101 "Disclosure of Corporate Governance Practices" ("NI 58-101"), which requires disclosure of the approach of the Corporation to corporate governance, and National Policy 58-201 "Corporate Governance Guidelines" ("NP 58-201"), which provides guidance on corporate governance practices, and in the U.S., the United States Sarbanes-Oxley Act of 2002 ("SOX") as well as the NYSE listing standards and corporate governance requirements (the "NYSE Provisions") require similar disclosure.

The Corporation has adopted a Statement of Corporate Governance Practices which complies with NI 58-101. A detailed description of the Corporation's governance practices is provided in Schedule "A" to this Circular. The following are reports of Board committees which summarise the mandates and activities of each committee.

Reports of Board Committees

Report of the Audit Committee

The Audit Committee is responsible for the Corporation's financial reporting process and the quality of its financial reporting. In discharging its responsibilities, the Audit Committee meets regularly with the Corporation's external auditors, internal auditors, actuaries and Chief Financial Officer. In 2002, the Audit Committee formally adopted an Audit Committee charter, which sets forth purposes of the Audit Committee and guidelines for its practices. In 2004, the Audit Committee amended its charter following a review thereof in light of the NYSE Provisions. In 2006, the Audit Committee reviewed and further amended its charter.

The composition of the Audit Committee complies with the NYSE Provisions and the provisions of Multilateral Instrument 52-110 "Audit Committees" of the Canadian Securities Administrators ("MI 52-110"). The Audit Committee Charter can be found as Appendix I of the Corporation's 2006 Annual Information Form dated March 30, 2007 and additional information about the Audit Committee can be found under the heading "Audit Committee Information" in the same document.

Under its charter, the Audit Committee's primary duties and responsibilities are:

•	to identify and monitor the management of the principal risks that could impact the financial reporting of the Corporation;

•	to monitor the integrity of the Corporation's financial reporting process and system of internal controls regarding financial reporting and accounting appropriateness and compliance;

•	to review the corporate governance practices of the Corporation and recommend any modifications thereto;

•	to monitor the independence and performance of the Corporation's external auditors and the external appointed actuary;

•	to provide an avenue of communication among the external auditors, external actuary, management and the Board; and

•	to review the annual audited financial statements with management and the external auditors.

In carrying out its duties and responsibilities, the Audit Committee is required to perform the following tasks:

Review Procedures

•	reviewing and reassessing the adequacy of its charter at least annually and submit the charter to the Board for approval;

•
reviewing the Corporation's annual audited financial statements and related documents prior to filing or distribution; reviewing should include discussion with management and external auditors of significant issues regarding accounting principles, practice, and significant management estimates and judgments;

•
annually, in consultation with management, external auditors, and external appointed actuary, considering the integrity of the Corporation's financial reporting processes and controls; discussing significant financial risk exposures and the steps management has taken to monitor, control, and report such exposures; reviewing significant findings prepared by the external auditors together with management's responses;

•	reviewing the effectiveness of the overall process for identifying the principal risks affecting financial reporting and providing the Committee's view to the Board;

•
reviewing the Corporation's quarterly financial results and related documents prior to the release of earnings and/or the Corporation's quarterly financial statements prior to filing and consideration by the full Board;

External Auditors and Actuaries

•
reviewing the independence and performance of the external auditors and actuaries and annually recommending the appointment of the external auditors and actuaries or approving any discharge of external auditors or actuaries when circumstances warrant;

•	approving the appointment, compensation and work carried out by the external auditors, including the provision of both audit related and non-audit related services;

•	reviewing and discussing annually with the external auditors all significant relationships they have with the Corporation that could impair the auditors' independence;

•	reviewing the external auditors' audit plan - discussing and approving audit scope, staffing, locations, reliance upon management and general audit approach;

•
prior to releasing the year-end earnings, discussing the results of the audit with the external auditors and external actuaries; discussing certain matters required to be communicated to audit committees in accordance with the standards established by the Canadian Institute of Chartered Accountants;

•	considering the external auditors' judgments about the quality and appropriateness of the Corporation's accounting principles as applied in the Corporation's financial reporting;

•
considering the external actuary's judgment about appropriateness of management's selection of assumptions and methods to determine the unpaid claims liabilities included in the Corporation's year-end financial statements;

Internal Audit and Legal Compliance

•	reviewing significant internal audit reports together with management's response and following-up these reports;

•
reviewing at least annually with the Corporation's counsel any legal matters that could have a significant impact on the Corporation's financial statements, its compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies;

Other Audit Committee Responsibilities

•	annually assessing the effectiveness of the Committee against its charter and reporting the results of the assessment to the Board;

•
establishing, reviewing, and updating periodically the Corporation's Code of Business Conduct and Ethics and the supplemental Code of Ethics for Senior Officers and ensuring that management maintains a system to enforce these Codes;

•	reviewing financial and accounting personnel succession planning within the Corporation; and

•	annually reviewing a summary of directors' and officers' related party transactions and potential conflicts of interest.

In addition to the above, during 2006 the Audit Committee met on several occasions to monitor the progress of the Corporation with respect to its preparedness for compliance with Section 404 of SOX. In addition, the Audit Committee reviewed and approved a Document Retention Policy.

The Audit Committee reviewed all related party transactions between the Corporation and its subsidiaries and the officers and directors of the Corporation. The Committee determined that there were no related party transactions that required disclosure under any securities laws other than commissions of approximately US$56,000 paid by a cruise ship operator to a corporation owned by the spouse of the President and Chief Executive Officer for a cruise sponsored by the Corporation for select brokers.

The Audit Committee's charter requires all Committee members to satisfy the applicable independence requirements of the NYSE Provisions, MI 52-110 and all other regulatory requirements. During the fiscal year ended December 31, 2006, the Committee was comprised of Messrs. Atkins, Di Giacomo, Walsh and Farnam, each of whom met the independence and the financial literacy requirements of MI 52-110 and the NYSE Provisions. The Board had determined that Mr. Atkins is an "audit committee financial expert" as contemplated by the NYSE Provisions.

The Committee is satisfied that it appropriately fulfilled its mandate during the year ending December 31, 2006.

/s/ David H. Atkins
David H. Atkins
Chair

Report of the Compensation and Management Resources Committee

Mandate and Activities of the Compensation and Management Resources Committee

The Compensation and Management Resources Committee formally adopted its charter in 2002. This charter was reviewed and amended in 2004 and 2006. Under its charter, the primary purposes of the Committee are:

•
to assist the Board in discharging its responsibilities in respect of compensation of the Corporation's executive officers, including setting salary and annual bonus levels for the Corporation's senior executive officers as well as overseeing the senior staff bonus plans, subject to the approval of the Board;

•	to produce an annual report for inclusion in the Corporation's information circular on executive compensation;

•	to provide recommendations to the Board in connection with directors' compensation; and

•	to provide recommendations to the Board in connection with succession planning for senior management of the Corporation.

In carrying out its primary purposes, the Committee is required to perform the following work:

•
developing guidelines and approving corporate goals relevant to the compensation of the Chief Executive Officer, evaluating the Chief Executive Officer's performance in light of these goals and objectives, recommending to the Board the Chief Executive Officer's compensation based on this evaluation, and producing an annual report on executive compensation for inclusion in the Corporation's management information circular, in accordance with applicable rules and regulations;

•	reviewing the annual performance evaluations of all senior officers of the Corporation and its insurance subsidiaries;

•
making recommendations to the Board with respect to incentive-compensation plans and equity-based plans, and establishing criteria for the granting of options to the Corporation's officers and other employees and reviewing and approving the granting of options in accordance with such criteria;

•	developing plans for managerial succession of the Corporation;

•	reviewing director compensation levels and practices, and recommending, from time to time, changes in such compensation levels and practices to the Board; and

•	reviewing and reassessing the adequacy of its charter and recommending any proposed changes to the Board for approval.

In 2006, the Committee reviewed and recommended position descriptions for the Lead Director, Chairman of the Board and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer. These position descriptions were adopted by the Board. The Committee also explored alternative long-term incentive plans for the Corporation and approved an incentive plan for use by the Corporation.

The Committee's charter requires that Committee members satisfy the applicable independence requirements of NI 58-101, NP 58-201 and other regulatory requirements. During the fiscal year of the Corporation ending December 31, 2006, the Committee was comprised of Messrs. Farnam, Di Giacomo, Beamish and for a portion of the year, Mr. Bernard Gluckstein. On February 8, 2007, Mr. Gillespie was appointed as a member of this Committee. Each member of the Compensation and Human Resources Committee met the independence requirements of NI 58-101, NP 58-201 and the NYSE Provisions.

Report on Executive Compensation

Compensation Philosophy

The Corporation's executive officer compensation plans are intended to provide an appropriate overall compensation package that will permit the Corporation to attract and retain highly qualified and experienced senior executive officers and to encourage superior performance by the Corporation. The Corporation's compensation policies are intended to motivate individuals to achieve results at the specific subsidiary at which they are employed as well as compensation based upon overall corporate results. In addition, the Corporation believes that directors, officers and employees should have their benefits aligned with both the short and long term interests of the shareholders. Among other things, the Board encourages equity ownership by executive officers.

The compensation of the Corporation's executive officers is comprised of three components: base salary, annual cash bonus, and long-term incentive in the form of stock options. It is structured to be competitive with a select group of comparable North American insurance companies. The Corporation does not maintain a pension plan for the benefit of its executive officers and this is a factor in determining overall compensation.

The Corporation strongly believes that annual performance based incentives and stock options play an important role in increasing shareholder value. Cash bonuses and stock options are directly related to the overall performance of the Corporation, the performance of the particular subsidiary at which the individual is employed and the individual's contribution to such performance. The modifying factors and their respective weight are reviewed by the Compensation and Management Resources Committee.

Base Salary

The base salary for the President and Chief Executive Officer and each Named Executive Officer set out on pages 15 and 16 is reviewed annually by the Compensation and Management Resources Committee within the context of individual and corporate performance and market competitiveness. The market assessment is based primarily on a review of compensation practices for similar insurance companies for comparable positions, taking into consideration the size, complexity and incumbent experience.

Cash Bonus

The Corporation maintains various performance based cash bonus incentive plans. A portion of the annual cash bonus (30% to 70%) is directly related to the overall performance of the Corporation with respect to the return on equity of the Corporation. The balance of the cash bonus is based on personal goals which are reviewed and approved by management. The personal goals of the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer are approved by the Board of Directors.

Stock Options

The purpose of the Corporation's stock option plan (the "Stock Option Plan") is to develop the interest and incentive of eligible employees, officers and directors in the Corporation's growth and development by giving an opportunity to purchase Common Shares on a favourable basis, thus advancing the interests of the Corporation by enhancing the value of the Common Shares for the benefit of all shareholders and increasing the ability of the Corporation to attract and retain skilled and motivated individuals.

Stock options are granted in accordance with the Stock Option Plan approved by the shareholders at not less than the closing price of the Common Shares on the business day immediately prior to the effective date of grant particularly in light of the fact that the Corporation has no pension plan for its executives. The number of stock options to be granted to directors (other than directors who are employees or officers of the Corporation or its subsidiaries) is limited to not more than 5,000 per annum.

President and Chief Executive Officer

The Compensation and Management Resources Committee believes that Mr. Star provides leadership for the Corporation and its subsidiaries in various areas which are integral to the Corporation’s success including, business development, strengthening of claims management, establishing policies to underwrite risks only where premium is adequate, maintaining good lines of communication with the investor community and with regulators and other management processes. In making their compensation decision, the Committee considered these factors, the business performance and anticipated future performance of the Corporation. As well, particularly in light of the fact that the Corporation has no pension plan for its executives, the Committee was of the view that the President's overall compensation was lower than that for Presidents and Chief Executive Officers of similarly sized insurers and financial services companies.

The President and Chief Executive Officer's compensation consists of a base salary, an annual cash bonus and various perquisites. In 2006, the base salary accounted for approximately 53% of all cash compensation paid to the President and Chief Executive Officer. Pursuant to the Corporation's bonus plan, bonus awards may be made to the President and Chief Executive Officer and other senior executives based upon several factors, including the Corporation's return on equity, the performance of the department with respect to which such senior executive has responsibility, and the achievement of stipulated individual goals of such senior executive. For 2006, the President and Chief Executive Officer was awarded a bonus equal to 48% of the maximum bonus available under the bonus structure, including 70% of the maximum amount payable in respect of Mr. Star's achievement of personal goals.

This report is submitted by the Compensation and Management Resources Committee.

/w/ Walter E. Farnam
Walter E. Farnam
Chair

Report of the Investment Committee

Under the Investment Committee charter, the primary purposes of the Investment Committee are:

•	to assist the Board and management in respect of the management of the invested assets of the Corporation and its subsidiaries;

•	to develop and monitor investment policies and guidelines for the Corporation and its subsidiaries;

•	to provide recommendations to the Board in connection with the hiring of external managers;

•	to meet with and monitor the performance of external managers; and

•	to produce an annual report for inclusion in the Corporation's information circular.

To accomplish its purposes, the Investment Committee is required to perform the following tasks:

•	developing and reviewing the investment policies and guidelines from time to time;

•	reviewing the investment activities of the Corporation to ensure that they are within the guidelines established by the investment policies from time to time approved by the Board;

•	reviewing compliance with the investment policies and guidelines adopted from time to time by the Corporation's subsidiaries and any external managers;

•	monitoring the performance of external investment managers;

•	making recommendations to the Board with respect to the asset mix for the investment assets of the Corporation and its subsidiaries;

•	making recommendations to the Board with respect to the appointment of new external investment managers;

•	making recommendations to the Board with respect to the amounts allocated to individual investment managers from time to time; and

•	preparing a report for inclusion in the Corporation's information circular.

Pursuant to its charter, the majority of Investment Committee members must satisfy the applicable independence requirements of the regulatory requirements.

During the fiscal year ended December 31, 2006, the Committee was comprised of Messrs. Di Giacomo, Star, Walsh and Sullivan. The majority of directors on the Investment Committee are considered independent pursuant to NI 58-101 and the NYSE Provisions.

During 2006, the Investment Committee met with the investment managers retained by the Corporation on three occasions and reviewed reports provided by such investment managers on a more frequent basis. The Investment Committee reported to the Board on its findings and made recommendations with respect to the investment activities of the Corporation. The Committee also allocated additional funds to certain external investment managers.

This Report is submitted by the Investment Committee.

/s/ Thomas A. Di Giacomo
Thomas A. Di Giacomo
Chair

Report of the Nominating Committee

The Nominating Committee was established in November 2001 by the Corporation. In 2003, the Nominating Committee adopted a formal charter which was reviewed and amended in 2006. Pursuant to its charter, the primary objectives of the Nominating Committee are to assist the Board by:

•	identifying individuals qualified to become Board members and recommending that the Board select director nominees each year for the next annual meeting of the Corporation's stockholders; and

•
ensuring that the Audit Committee, Investment Committee, Nominating Committee and Compensation and Management Resources Committee of the Board have the benefit of qualified and experienced "independent" directors.

To accomplish its objectives, the Nominating Committee is required to perform the following tasks:

•   developing policies on the size and composition of the Board;

•   reviewing possible candidates for Board membership consistent with the Board's criteria for selecting new directors;

•   conducting a performance evaluation of the individual directors and of the Board and its Committees on an annual basis;

•   annually recommending a slate of nominees to the Board with respect to nominations for the Board at the annual meeting of the Corporation's stockholders;

•   making recommendations to the Board relating to composition of Board committees;

•	making recommendations with respect to the composition and size of boards of directors of the Corporation's subsidiaries;

•
advising the Board on committee member qualifications, committee member appointments and removals, committee structure and operations (including authority to delegate to subcommittees), and committee reporting to the Board;

•	maintaining an orientation program for new directors and a continuing education program for all directors; and

•	annually reviewing and reassessing the adequacy of its charter and recommending any proposed changes to the Board for approval.

During 2006, the Nominating Committee identified and recommended the appointment of Mr. Gillespie to the Board and made additional recommendations regarding committee composition.

The charter of the Nominating Committee requires that all committee members satisfy the applicable independence requirements of NI 58-101, NP 58-201, the NYSE Provisions and other regulatory requirements. During the fiscal year ended December 31, 2006, the Committee was comprised of Messrs. Walsh, Atkins, Reeve and Sullivan. All members of the Nominating Committee satisfy the independence requirements of NI 58-101, NP 58-201 and the NYSE Provisions.

This Report is submitted by the Nominating Committee.

/s/ F. Michael Walsh
F. Michael Walsh
Chair

EXECUTIVE COMPENSATION

Compensation of Directors

How was the Board Compensated in 2006?

•	Number of directors at March 16, 2007: 9 (8 non-employee, 1 management)
•	Directors' compensation is paid only to non-employee directors
•	Annual Director retainer: $35,000
•	Lead Director Additional Retainer: $50,000
•	Board meeting fee: $1,500
•	Committee meeting fee: $1,500
•	Committee Chair retainers: $6,000, except Audit Committee Chair retainer: $10,000
•	Board and Committee Fees for outside directors sitting on boards of subsidiaries: $5,000 retainer and $1,000 per board or committee meeting
•	Related travel and out-of-pocket expenses
•	Options to acquire 5,000 common shares

2006 Directors' Compensation

The total amount paid to Directors of the Corporation who were not employees of the Corporation for the year ended December 31, 2006 was $585,984, paid as follows:

	Kingsway Financial Services Inc.					Subsidiaries(2)
Director	Board Retainer	Board Meeting Fee	Committee Chair Retainer	Committee Meeting Fee	Lead Director Retainer	Board Retainer	Committee Chair Retainer	Board Meeting Fee	Committee Meeting Fee	Total Compensation
David H. Atkins	$35,000	$9,000	$10,000	$12,000	$-	$9,923	$-	$17,205	$4,000	$97,128
John L. Beamish	35,000	9,000	-	7,500	-	-	-	8,400	3,000	62,900
Thomas A. Di Giacomo	35,000	9,000	6,000	21,000	-	-	-	4,000	2,000	77,000
Walter E. Farnam	35,000	9,000	6,000	15,000	-	-	1,701	9,073	1,134	76,908
Bernard Gluckstein	-	3,000	-	4,500	-	-	-	3,000	-	10,500
J. Brian Reeve	35,000	9,000	-	3,000	-	-	-	8,536	3,134	58,670
John F. (Jack) Sullivan	35,000	9,000	-	7,500	-	5,671	-	10,207	-	67,378
F. Michael Walsh	35,000	9,000	6,000	16,500	50,000	-	-	-	-	116,500
Robert T.E. Gillespie(1)	17,500	1,500	-	-	-	-	-	-	-	19,000
TOTAL:	$262,500	$67,500	$28,000	$87,000	$50,000	$15,594	$1,701	$53,421	$13,268	$585,984

(1) Appointed to the Board on November 2, 2006.
(2) Compensation for U.S. subsidiaries is expressed in Canadian dollars at an exchange rate of 1.1341.

The Corporation has adopted a policy whereby non-employee directors of the Corporation receive options to acquire Common Shares of the Corporation annually. The number of options a director who is not an employee may receive, up to a maximum of 5,000 per annum, is determined by the Board after reviewing the recommendations of the Compensation and Management Resources Committee. Individuals who have served on the Corporation's Board received options to acquire 5,000 Common Shares with respect to 2006.

All directors of the Corporation are required to hold not less than 5,000 Common Shares of the Corporation on or before the third anniversary of their election or appointment as a director.

Shareholdings of Board Members

•     Total Common Shares held by non-employee directors: 69,507(a)
•     Total value of Common Shares held by non-employee directors: $1,452,696 (b)

Notes:
(a)	Shareholdings of the non-employee directors as at March 16, 2007.
(b)	Based on the closing price of the Common Shares on the Toronto Stock Exchange as of March 16, 2007: $20.90

Compensation of Executive Officers

Summary Compensation Table for Named Executive Officers

The following table, presented in accordance with the applicable securities laws, sets forth all compensation paid in respect of the individuals who were, at December 31, 2006, the Chief Executive Officer, the Chief Financial Officer and the next three most highly compensated executive officers of the Corporation (collectively the "Named Executive Officers") whose total salary and bonus was in excess of $150,000 per annum. Securities legislation provides that the Named Executive Officers are determined on the basis of the total cash compensation (salary and annual bonus) earned in the fiscal year 2006 starting January 1, 2006 and ending December 31, 2006.

Summary Compensation Table

					Long-Term
		Annual Compensation			Compensation(1)

					Securities	All Other
				Other Annual	Under Options	Compensation
		Salary	Bonus (2)	Compensation	Granted	($)
Name and Principal Position	Year	($)	($)	($)	(#)
William G. Star	2006	838,535	715,557	Nil	100,000	21,250
Chairman, President and Chief	2005	745,495	1,140,152	Nil	100,000	18,750
Executive Officer	2004	689,400	695,000	Nil	100,000	17,500
W. Shaun Jackson	2006	466,365	399,849	Nil	50,000	13,486
Executive Vice President and Chief	2005	392,510	640,016	Nil	50,000	9,813
Financial Officer	2004	320,010	330,000	Nil	50,000	957
Shelly Gobin	2006	178,925	85,524	Nil	10,000	4,500
Vice President	2005	170,300	168,888	Nil	10,000	Nil
and Treasurer	2004	152,475	94,500	Nil	7,500	4,258
Claude Smith	2006	178,895	85,524	Nil	7,500	4,472
Vice President and	2005	170,040	173,900	Nil	7,500	4,251
Chief Information Officer	2004	154,830	94,000	Nil	5,000	3,871
Frank Amodeo	2006	168,900	80,769	Nil	7,500	4,223
Vice President	2005	155,120	152,152	Nil	7,500	3,878
	2004	143,500	81,000	Nil	7,500	3,575

(1)	As of the fiscal year ended December 31, 2006, the Corporation had not granted any stock appreciation rights (SAR) or adopted any long term incentive plan (LTIP).
(2)	Includes bonuses earned for the fiscal year whether or not paid in the fiscal year.

2006 Stock Option Grants

The following table sets forth individual grants of options to purchase Common Shares to the Named Executive Officers during the financial year ended December 31, 2006. All of the options granted had an exercise price equal to the market price of Common Shares on the date immediately preceding the date of the grant. The options vest over three years at the rate of 33.33% each year.

Option Grants During Most Recently
Completed Financial Year

Order Name	Number of securities under options granted(1)	% of total options granted to employees in fiscal 2006	Exercise price ($/security)	Market value of securities underlying options on the date of grant ($/security)	Expiration date
William G. Star	100,000	16.4%	$24.55	$24.55	February 13, 2011
W. Shaun Jackson	50,000	8.2%	$24.55	$24.55	February 13, 2011
Shelly Gobin	10,000	1.6%	$24.55	$24.55	February 13, 2011
Claude Smith	7,500	1.2%	$24.55	$24.55	February 13, 2011
Frank Amodeo	7,500	1.2%	$24.55	$24.55	February 13, 2011

(1)     Stock options vest in 33 1/3% increments on the first, second and third anniversaries of the date of their grant.

Aggregated Options Exercised During Most Recently Completed Financial Year
And Option Values At Financial Year-End

The following table shows the number of options each Named Executive Officer exercised in the year ended December 31, 2006 and the aggregate number of options each Named Executive Officer now holds and the value of these options based on the closing price of the Common Shares as at December 31, 2006, which was $24.31.

Name	Securities acquired on exercise (#)	Aggregate value realized ($)	Unexercised options at December 31, 2006 (#)		Value of unexercised in-the-money options at December 31, 2006 ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
William G. Star	- -	- -	400,000	200,000	3,669,167	611,333
W. Shaun Jackson	5,000	96,000	220,000	100,000	2,636,633	305,667
Shelly Gobin	22,667	331,727	8,333	19,167	38,617	53,533
Claude Smith	- -	- -	16,833	14,167	135,585	38,250
Frank Amodeo	- -	- -	15,833	14,167	119,075	38,250

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	2,344,876	18.07	2,455,124
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	2,344,876	18.07	2,455,124

Indebtedness of Directors and Officers

No director or officer of the Corporation and no associate of any director or officer of the Corporation was indebted to the Corporation at any time during the year ended December 31, 2006.

Performance Graph

This graph compares the total cumulative shareholder return for $100 invested in Common Shares on January 1, 2002 with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Canadian Financials Index for the five most recently completed financial years. Dividends paid starting in 2006 on common shares of the Corporation are assumed to be reinvested at the closing share price on the dividend payment date. All S&P/TSX indices are total return indices, i.e., they include dividends reinvested.

Relative Market Performance

January 1, 2002 - December 31, 2006

Cumulative returns ($)	2001	2002	2003	2004	2005	2006
KFS	100.0	68.5	73.0	95.0	118.6	124.1
S&P/TSX Composite	100.0	87.6	111.0	127.0	157.7	184.9
S&P/TSX Composite (Property and Casualty Insurance)	100.0	69.3	73.9	96.4	117.9	106.7

Directors' and Officers' Insurance

The Corporation has directors' liability insurance for the directors and officers of the Corporation and its subsidiaries. The aggregate annual premium is $1,143,497, no part of which is payable by the directors and officers. The annual insurance coverage under the policy is limited to $100 million per policy year.

There is a $1,000,000 deductible provision for any claim made by the Corporation but no such deductible provision for claims if made for claims by any director or officer.

Interests of Insiders and Others in Material Transactions

Except as set forth hereafter, no director, senior officer or associate of a director or senior officer nor, to the best knowledge of the directors or senior officers of the Corporation after having made reasonable inquiry, any person or company who beneficially owns, directly or indirectly, voting securities of the Corporation carrying more than ten (10%) percent of the voting rights attached to any class of voting securities of the Corporation outstanding at the date hereof, or any associate or affiliate thereof, has any interest in any material contracts to which the Corporation is a party.

Interest of Certain Persons in Matters to be Acted Upon

No person who was a director or senior officer of the Corporation at any time since the beginning of the Corporation's last completed financial year, no person who is a proposed nominee for election as a director of the Corporation and no associate or affiliate of any such director, senior officer or proposed nominee has any material interest, direct or indirect, in any matter to be acted upon at the Meeting other than the election of directors.

Normal Course Issuer Bid

The board of directors voted at its meeting held on November 3, 2005 to commence a normal course issuer bid to repurchase up to 2,823,000 common shares of the Corporation, being approximately five percent (5%) of the total number of common shares then outstanding. Purchases were eligible to commence on November 8, 2005 and must have ended no later than November 7, 2006. As at December 31, 2005 no common shares were repurchased. Between January 1, 2006 and November 7, 2006, the Corporation repurchased 562,800 common shares at a total cost of $12,454,764. All of these common shares have been cancelled.

The board of directors voted at its meeting held on November 2, 2006 to commence a normal course issuer bid to repurchase up to 2,800,000 common shares of the Corporation, being approximately five percent (5%) of the total number of common shares then outstanding. Purchases were eligible to commence on November 9, 2006 and must end no later than November 8, 2007. As at December 31, 2006 242,200 common shares were repurchased at a total cost of $5,922,337. Between January 1, 2007 and March 16, 2007, the Corporation repurchased 180,000 common shares at a total cost of $4,045,937. All of these common shares have been cancelled. Shareholders may obtain a copy of the notice of intention to commence a normal course issuer bid, without charge, by contacting our secretary, Michael Slan at (416) 864-9700.

PARTICULARS OF MATTERS TO BE ACTED UPON

Financial Statements

The shareholders will receive and consider the audited financial statements of the Corporation for the fiscal year ended December 31, 2006 together with the auditor's report thereon.

Election of Directors

The Board is a variable board consisting of not fewer than one and not more than ten directors. The Board has determined that the number of directors constituting the Board currently be set at nine.

All nine nominees are members of the Board and have been since the dates indicated below. Management does not contemplate that any of the nominees will be unable to serve as a director. However, if a nominee should be unable to so serve for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the next annual meeting or until his successor is appointed, unless his office is earlier vacated in accordance with the Business Corporations Act (Ontario) and the by-laws of the Corporation. The persons named in the enclosed form of proxy intend to vote for the election of all of the nominees whose names are set forth on the following pages.

David H. Atkins Age: 71 Residence: Toronto, Ontario Director Since: 1999(1) Independent(2)
David H. Atkins is an independent consultant. He previously was a Senior Advisor to Lang Michener LLP, a law firm, from 1999 to 2007. He is a fellow of the Institute of Chartered Accountants of Ontario. Mr. Atkins consults to the insurance and other industries regarding business strategy, mergers, acquisitions, governance and financial reporting. He also advises with regard to regulatory compliance. Mr. Atkins has lectured extensively with respect to governance and audit committee issues. Mr. Atkins is Chairman for the Swiss Reinsurance group in Canada and also sits on the board of several Swiss Reinsurance subsidiaries in the United States and Canada.

Board/Committee Membership:	Attendance(3):	Public Board Membership During Last Five Years:
Board of Directors Audit Committee Nominating Committee	6/6 5/5 2/2	100% 100% 100%	Pareto Corporation, TSX Pethealth Inc., TSX - Venture Nightingale Informatix Corp., TSX - Venture Integrated Asset Management Corp., TSX- Venture	2002-Present 1999-Present 2005-Present 2006-Present
Shareholdings:
Common Shares(4)	Total Market Value(5)	Minimum Required
8,750	$182,875	5,000
Options:
Total Unexercised	Value of Options Unexercised(6)
30,000	$77,600

John L. Beamish Age: 77 Residence: Burlington, Ontario Director Since: 1998(1) Independent(2)
John L. Beamish is the president of J. Llewellyn Beamish & Associates Inc., a Consultant to Insurers (presently inactive). Mr. Beamish is a Fellow Chartered Insurance Professional (FCIP). Prior to 1994, Mr. Beamish held various management positions in the Property & Casualty Insurance market culminating in his appointment in 1976 as Vice-President and Chief Agent in charge of Canadian operations for Employers Reinsurance Corporation.

Board/Committee Membership:	Attendance(3):	Public Board Membership During Last Five Years:
Board of Directors Compensation Committee	6/6 5/5	100% 100%	NIL
Shareholdings:
Common Shares(4)	Total Market Value(5)	Minimum Required
7,000	$146,300	5,000
Options:
Total Unexercised	Value of Options Unexercised(6)
42,500	$267,600

Thomas A. Di Giacomo Age: 65 Residence: Toronto, Ontario Director Since: 1995(1) Independent(2)
Thomas A. Di Giacomo has been the President of Tadico Limited, a business consulting and investment firm since 1994. Prior thereto he held a number of positions at Manulife Financial, the most recent being Chairman of the Board, President and CEO from 1990-1993. Mr. Di Giacomo is the Chairman of RDM Corporation. Mr. Di Giacomo is a member of the St. Michael’s College Foundation of the University of Toronto and past chairman of Kids Help Phone - a Canadian charity that provides national, bilingual confidential phone and web counselling, referral and information services for children and youth.

Board/Committee Membership:	Attendance(3):	Public Board Membership During Last Five Years:
Board of Directors Audit Committee Compensation Committee Investment Committee	6/6 5/5 5/5 3/3	100% 100% 100% 100%
Cinram International Income Fund, TSX
Xceed Mortgage Corporation, TSX
Menu Foods Income Fund, TSX
Afriore Limited, TSX
First Ontario Labour Sponsored Fund
Luxell Technologies Inc., TSX
RDM Corporation, TSX
2006-Present 2005-Present 2002-Present 1995-Present 1999-2005 1996-2005 1999-Present
Shareholdings:
Common Shares(4)	Total Market Value(5)	Minimum Required
11,000	$229,900	5,000
Options:
Total Unexercised	Value of Options Unexercised(6)
42,500	$267,600

Walter E. Farnam Age: 65 Residence: Newtown Square, Pennsylvania Director Since: 2005(1) Independent(2)
Walter E. Farnam received a B.A. from Brown University. During his career, Mr. Farnam has held various senior positions in the insurance industry and from 1998 until his retirement in June, 2001 served as Chairman of the Board of the CGU Insurance Group in the United States. Prior to June, 1998 Mr. Farnam was Chairman and Chief Executive Officer of General Accident Insurance in Philadelphia. He also held the position of President and Chief Operating Officer of General Accident Insurance in the United States from July, 1985 through August 1991. He is a Fellow of the Casualty Actuarial Society and is Past Chairman of the Council of Insurance Company Executives. Mr. Farnam also served on the Executive Committee and Board of Trustees of the American Institute for Chartered Property Casualty Underwriters/Insurance Institute of America. Mr. Farnam is currently a member of the board of directors of Crozer-Keystone Health System and Executive Service Corps of Delaware Valley, both of which are not for profit organizations.

Board/Committee Membership:	Attendance(3):	Public Board Membership During Last Five Years:
Board of Directors Audit Committee Compensation Committee	6/6 5/5 5/5	100% 100% 100%	NIL
Shareholdings:
Common Shares(4)	Total Market Value(5)	Minimum Required
4,000	$83,600	0
Options:
Total Unexercised	Value of Options Unexercised(6)
10,000	$-

J. Brian Reeve Age: 50 Residence: Toronto, Ontario Director Since: 2002(1) Independent(2)
J. Brian Reeve has, since 1989, been a partner at Cassels Brock & Blackwell LLP, a Toronto law firm, where he specializes in the regulation and corporate governance of insurance companies, and is currently the Practice Group leader of the Financial Services Group. He has also been a special advisor to both the Ontario and Federal Ministries of Finance on insurance matters and has served on the boards of several Canadian insurance companies, as well as being chief agent in Canada for a number of foreign insurers.

Board/Committee Membership:	Attendance(3):	Public Board Membership During Last Five Years:
Board of Directors Nominating Committee	6/6 2/2	100% 100%	NIL
Shareholdings:
Common Shares(4)	Total Market Value(5)	Minimum Required
10,000	$209,000	5,000
Options:
Total Unexercised	Value of Options Unexercised(6)
27,000	$73,880

William G. Star Age: 71 Residence: Mississauga, Ontario Director Since: 1989(1)
William G. Star has served as Chairman, President and Chief Executive Officer of the Corporation since founding it in 1989. Mr. Star has also served as President of Kingsway General Insurance Company since 1986. Prior thereto, Mr. Star was an advisor to the Ontario Task Force on Insurance. Mr. Star was a Vice-President of York Fire Insurance and Casualty Company during 1984 and 1985. From 1970 to 1983 he held various positions with Pafco Insurance Company, including President.

Board/Committee Membership:	Attendance(3):	Public Board Membership During Last Five Years:
Board of Directors Investment Committee	6/6 3/3	100% 100%	NIL
Shareholdings:
Common Shares(4)	Total Market Value(5)	Minimum Required
406,629	$8,498,546	5,000
Options:
Total Unexercised	Value of Options Unexercised(6)
700,000	$2,575,500

John F. (Jack) Sullivan Age: 73 Residence: Seattle, Washington Director Since: 2005(1) Independent(2)
John F. (Jack) Sullivan earned a Bachelor of Commercial Science from Seattle University and attended the Management Training Course of The University of Western Ontario School of Business in London, Ontario, Canada. During his career, Mr. Sullivan has held various senior positions in the insurance and reinsurance business in the United States, Canada and Europe. He was President of G.J. Sullivan, Co. in Los Angeles from 1985 to 1992 when he moved to the holding company of the Sullivan Companies as Vice Chairman. He retired from day to day service in 1996 but continues to serve as the non-executive Vice Chair of the Sullivan Companies. Mr. Sullivan also serves on the Board of Directors of Farmers New World Life Insurance Company, a subsidiary of the Farmers Insurance Group.

Board/Committee Membership:	Attendance(3):	Public Board Membership During Last Five Years:
Board of Directors Nominating Committee Investment Committee	6/6 2/2 3/3	100% 100% 100%	NIL
Shareholdings:
Common Shares(4)	Total Market Value(5)	Minimum Required
3,757	$78,521	0
Options:
Total Unexercised	Value of Options Unexercised(6)
10,000	$-

F. Michael Walsh Age: 60 Residence: Toronto, Ontario Director Since: 2000(1) Independent(2)
F. Michael Walsh is a retired investment industry executive, who prior to January 2000 was Senior Vice-President, Secretary and a Director of First Marathon Securities Limited (now National Bank Financial) and Vice-President and Secretary of First Marathon Inc. He is a Retired Industry Member of the Ontario District Council of the Investment Dealers Association of Canada and has served as an advisor to the staff of the Ontario Securities Commission and was formerly a member of the Council on Investment Issues of the Conference Board of Canada. He is a Past-chair of the Board of Governors of the University of Guelph and received the Queen’s Golden Jubilee Medal in 2003 for excellence in leadership and governance of a post-secondary institution as a volunteer.

Board/Committee Membership:	Attendance(3):	Public Board Membership During Last Five Years:
Board of Directors Audit Committee Nominating Committee Investment Committee	6/6 5/5 2/2 3/3	100% 100% 100% 100%	Neo Material Technologies Inc., TSX	2005-Present
Shareholdings:
Common Shares(4)	Total Market Value(5)	Minimum Required
25,000	$522,500	5,000
Options:
Total Unexercised	Value of Options Unexercised(6)
35,000	$143,100

Robert T. E. Gillespie Age: 75 Residence: Toronto, Ontario Director Since: 2006(1) Independent(2)
Robert T. E. Gillespie is a graduate of the Heriot-Watt University in Edinburgh and the Harvard Business School. During his career, Mr. Gillespie was the Chairman and Chief Executive Officer of General Electric Canada Inc. from 1992 to 2005. Mr. Gillespie also serves on the boards of several public and private companies as well as being an honourary trustee of the Royal Ontario Museum. He is a fellow of the Canadian Academy of Engineering and throughout his distinguished career received many awards including Canada's International Executive of the Year.

Board/Committee Membership:	Attendance(3):	Public Board Membership During Last Five Years:
Board of Directors	1/2	50%	Spinrite Income Fund, TSX Husky Injection Worldwide, TSX Hollinger Inc., TSX Callnet Enterprises, TSX Hydro One Inc. Atlas Cold Storage Income Trust, TSX(7)	2004-Present 1995-2006 2006 1999-2003 1998-2002 1998-2004
Shareholdings:
Common Shares(4)	Total Market Value(5)	Minimum Required
0	$-	0
Options:
Total Unexercised	Value of Options Unexercised(6)
5,000	$-

(1) "Director Since" refers to the year the Director was first elected to the Board of the Corporation.
(2) "Independent" refers to the standards of independence established under Section 1.2 of the Canadian Securities Administrator National-Instrument 58-101 and section 301 of the Sarbanes-Oxley Act of 2002.
(3) It is the policy of the Corporation that Directors attend all meetings of the Board and its committees on which they sit, unless circumstances make it impossible to do so.
(4) "Common Shares" refers to the number of Common Shares beneficially owned, directly or indirectly, or controlled or directed, as of March 16, 2007.
(5) The "Total Market Value" is determined by multiplying the closing price of the Common Shares on the TSX on March 16, 2007 ($20.90) times the number of Common Shares held as of March 16, 2007.
(6) "Value of Options Unexercised" is calculated on the basis of the difference between the closing price of the Common Shares on the TSX on March 16, 2007 and the exercise price of the options multiplied by the number of unexercised options (vested and unvested) on March 16, 2007.
(7) Mr. Gillespie was a director of Atlas Cold Storage Income Trust during a time in which all of the directors were subject to a cease trade order as a result of failing to file quarterly financial reports within the time requirements mandated by Canadian securities laws. The cease trade order was lifted on May 11, 2004.

Approval of the Appointment of Auditors

Management recommends approval of the re-appointment of KPMG LLP Chartered Accountants of Toronto, Ontario, the present auditors, as the auditors of the Corporation to hold office until the close of the next annual meeting of the shareholders. KPMG LLP has served as the Corporation's auditors continuously since the Company’s incorporation in 1989.

Audit Fees

The aggregate fees billed by KPMG LLP for professional services rendered for the audit of the consolidated financial statements of the corporation and its subsidiaries, reporting in connection with the various 2005 securities offerings of the Corporation and for the reviews of the Corporation's quarterly financial statements were $4,237,000 in fiscal year 2006 and $2,121,000 in fiscal year 2005.

Audit Related Fees

The aggregate fees, including expenses reimbursed, billed by KPMG LLP for services related to the audit or review of the Corporation's financial statements were $190,000 in fiscal year 2006 and $169,000 in fiscal year 2005. This work primarily included advisory services on internal controls and French translation services in both 2006 and 2005.

Tax Fees

The aggregate fees, including expenses reimbursed, billed by KPMG LLP for tax compliance, tax advice and tax planning services were $162,000 in fiscal year 2006 and $245,000 in fiscal year 2005. These services included analyses of various tax matters affecting the Corporation and its subsidiaries.

All Other Fees

The aggregate fees, including expenses reimbursed, billed by KPMG LLP for services rendered to the Corporation and its subsidiaries, other than the services described above, were $2,000 in each of fiscal years 2006 and 2005 and these services were related to a subscription for online accounting research.

The Audit Committee Charter provides for the Audit Committee to establish the auditors' fees. Such fees have been based upon the complexity of the matters in question and the time incurred by the auditors. Management believes that the fees negotiated in the past with the auditors of the Corporation were reasonable in the circumstances and would be comparable to fees charged by other auditors providing similar services.

As discussed in the "Report of the Audit Committee" in this Circular, the Audit Committee has reviewed and considered whether the provision of services other than audit services is compatible with maintaining the auditors' independence. In 2004, the Audit Committee considered and pre-approved expenditure limits for the Corporation's auditors and established a system to review and pre-approve the provision of audit and non-audit services by the Corporation's auditors to ensure they are consistent with maintaining the auditor's independence. In 2006, all non-audit services were approved by the Audit Committee.

Shares represented by proxies in favour of the management nominees will be voted in favour of the approval of the appointment of KPMG LLP as auditors of the Corporation, unless a shareholder has specified in his proxy that his shares are to be withheld from voting on the approval of the appointment of auditors.

Ratification of the Shareholder Rights Plan

The Corporation originally implemented a shareholder rights plan agreement on March 15, 1999. This was amended and restated by an amended and restated shareholder rights plan agreement dated February 12, 2004 (the "2004 Rights Plan"). Shareholders will be asked at the Meeting, as required under the terms of the 2004 Rights Plan, to vote on a resolution, the text of which is set out below (the "Rights Plan Resolution"), to reconfirm the 2004 Rights Plan. To maintain a shareholder rights plan for the Corporation beyond the termination of the Meeting, the Rights Plan Resolution must be passed by a majority of the votes cast by Shareholders who vote in respect thereof. The Corporation has reviewed the 2004 Rights Plan for conformity with current practices of Canadian companies with respect to shareholder rights plans and has determined that the 2004 Rights Plan so conforms. The Board believes that the 2004 Rights Plan preserves the fair treatment of shareholders, is consistent with current best Canadian corporate practice and addresses institutional investor guidelines. The 2004 Rights Plan was not adopted in response to or in anticipation of any pending or threatened take-over bid. It is not intended to prevent a take-over of the Corporation. The 2004 Rights Plan does not reduce the statutory duty of the Board of Directors to act honestly, in good faith and in the best interests of the Corporation and its shareholders, and to consider on that basis any offer made, nor does the 2004 Rights Plan alter the proxy mechanisms to change the Board, create dilution on the initial issue of the rights or change the way in which Common Shares trade.

Background and Purpose of the 2004 Rights Plan

The primary objective of the 2004 Rights Plan is to provide the Board with sufficient time to explore and develop alternatives for maximizing shareholder value if a takeover bid is made for the Corporation and to provide all of the Corporation's shareholders with an equal opportunity to participate in such a bid. The 2004 Rights Plan encourages a potential acquiror to proceed either by way of a Permitted Bid (as defined in the 2004 Rights Plan), which requires the takeover bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board.

In adopting the 2004 Rights Plan, the Board considered the legislative framework in Canada governing takeover bids. Under provincial securities legislation, a takeover bid generally means an offer to acquire voting or equity shares of a person or persons, where the shares subject to the offer to acquire, together with shares already owned by the bidder and certain related parties thereto, aggregate 20% or more of the outstanding shares of a corporation.

The existing legislative framework for takeover bids in Canada would raise the following concerns for the Corporation's shareholders:

Time

Current legislation permits a takeover bid to expire 35 days after it is initiated. The Board does not believe that this is sufficient time to permit shareholders to consider a takeover bid and make a reasoned and unhurried decision or for other more favorable alternatives to be explored and developed.

Pressure to Tender

A shareholder may feel compelled to tender to a takeover bid which the shareholder considers to be inadequate out of a concern that in failing to do so, the shareholder may be left with illiquid or minority discounted Common Shares. This is particularly so in the case of a partial takeover bid for less than all of the Common Shares, where the bidder wishes to obtain a control position but does not wish to acquire all of the Common Shares. The 2004 Rights Plan provides shareholders with a tender approval mechanism, which is intended to ensure that shareholders can separate the decision to tender from the approval or disapproval of a particular takeover bid.

Unequal Treatment

While existing Canadian provincial securities legislation substantially addresses many concerns in this regard, there remains the possibility that control of the Corporation may be acquired pursuant to a private agreement in which one or a small group of shareholders dispose of Common Shares at a premium to market price which premium is not shared with the other shareholders. In addition, a person may slowly accumulate Common Shares through stock exchange acquisitions, which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all shareholders.

Terms of the 2004 Rights Plan

The material terms of the 2004 Rights Plan are summarized below. This summary is qualified in its entirety by reference to the actual provisions of the 2004 Rights Plan, a copy of which is available to shareholders upon request and will be available at the Meeting.

General

Each share purchase right (a "Right") entitles the registered holder to purchase from the Corporation, upon the occurrence of a Flip-in Event (defined below), that number of Common Shares having an aggregate market price on the day of the Flip-in Event equal to twice the exercise price for an amount equal to the exercise price. The Rights are not exercisable until the Separation Time (as defined below).

Flip-in Event

A "Flip-in Event" means a transaction as a result of which a person becomes an Acquiring Person (as defined below). On the occurrence of a Flip-in Event, any Rights beneficially owned by an Acquiring Person (including an affiliate or associate thereof or any person acting jointly or in concert with the Acquiring Person) will become void and any such holder will not have any right to exercise the Rights under the 2004 Rights Plan.

Acquiring Person

An "Acquiring Person" is, generally, a person who, including others acting jointly or in concert, acquires 20% or more of the Common Shares. Under the 2004 Rights Plan there are various exceptions to this rule, including: where a person acquires 20% or more of the Common Shares by way of a Permitted Bid (as defined below) or a competing bid.

Permitted Bid Requirements

A Flip-in Event will not occur if a take-over bid is structured as a Permitted Bid. The conditions of a Permitted Bid include the following:

(i)	the bid must be made by way of a take-over bid circular to all holders of Common Shares;

(ii)
the bid must be subject to irrevocable and unqualified conditions that no Common Shares shall be taken up or paid for prior to a date which is not less than 60 days after the date of the bid and only if more than 50% of the outstanding Common Shares held by shareholders ("independent shareholders") other than the offeror and its related parties have been tendered to the bid and not withdrawn;

(iii)	the bid must provide that Common Shares may be deposited at any time during the bid period and that any shares so deposited may be withdrawn at any time during such period; and

(iv)
if more than 50% of the Common Shares held by independent shareholders are tendered to the bid, the offeror must extend the bid for 10 days to allow holders of Common Shares who did not tender initially to take advantage of the bid if they so choose.

Exercise of Rights

The Rights are not exercisable initially and certificates representing them will not be sent to shareholders. Until the Separation Time, the Rights will be transferred with the associated Common Shares. Subject to certain exceptions, the Rights will separate from the Common Shares and become exercisable at the Separation Time. The Separation Time is defined as the close of business on the tenth trading day (or such later trading day as may be determined by the Board) after the earlier of:

(i)	the first date of the public announcement that a person has become an Acquiring Person;

(ii)	the date of commencement or first public announcement in respect of a take-over bid to acquire 20% or more of the Common Shares, other than by an acquisition pursuant to a Permitted Bid; or

(iii)	the date upon which a Permitted Bid ceases to be a Permitted Bid.

As soon as practicable following the Separation Time, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to registered shareholders as of the close of business at the Separation Time, and thereafter the Rights Certificates alone will evidence the Rights. Such Rights Certificates will be transferable and traded separately from the Common Shares.

Lock-Up Agreements

A bidder may enter into lock-up agreements with shareholders whereby such shareholders agree to tender their Common Shares to the take-over bid (the "Subject Bid") without a Flip-in Event (as referred to above) occurring. Any such agreement must:

(i)
permit the shareholder to withdraw the Common Shares from the lock-up to tender to another bid or to support another transaction that in either case will provide greater value to the shareholder than the Subject Bid;

(ii)
permit the locked-up person to withdraw from the agreement in order to tender or deposit the Common Shares to another bid or to support another transaction that contains an offering price that exceeds the value of the Subject Bid by as much as or more than a specified amount as long as the agreement does not provide for a specified amount that exceeds 7% of the value of the Subject Bid. For purposes of clarity, an agreement may contain a right of first refusal or require a period of delay (or other similar limitation) to give an offeror an opportunity to match a higher price in another transaction as long as the shareholder can accept another bid or tender to another transaction.

Waiver

The Board, acting in good faith may, prior to the occurrence of a Flip-in Event, waive the application of the 2004 Rights Plan to a particular Flip-in Event. The Board may also waive the 2004 Rights Plan in respect of a Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding Common Shares within 14 days or such other period as may be specified by the Board. Prior to the occurrence of a Flip-in Event, the Board may, at its option, elect to redeem all, but not less than all, of the outstanding Rights at a price of $0.001 per Right.

Board of Directors

The 2004 Rights Plan will not detract from or lessen the duty of the Board to act honestly and in good faith with a view to the best interests of the Corporation.

Amendment

The Board of Directors may make amendments to the 2004 Rights Plan without the approval of the holders of the Rights to correct clerical or typographical errors and to maintain the validity and effectiveness of the 2004 Rights Plan as a result of any change in any applicable laws, rules or regulatory requirements.

Term

If the ratification of the 2004 Rights Plan is approved pursuant to the Rights Plan Resolution, the Rights Plan will expire at the close of business on the date of the Corporation’s 2010 annual meeting. If the ratification of the 2004 Rights Plan is not approved pursuant to the Rights Plan Resolution, the Rights Plan will expire immediately after the Meeting.

The Rights Plan Resolution is as follows:

RESOLVED THAT:

The shareholder rights plan of the Corporation (the "2004 Rights Plan") be reconfirmed, ratified and approved and shall continue in full force and effect pursuant to the terms set out in the 2004 Rights Plan; and any director or officer of the Corporation is authorized to take such actions as such director or officer may determine to be necessary or advisable to implement this resolution, such determination to be conclusively evidenced by the taking of any such actions.

The Board believes that the 2004 Rights Plan is in the best interests of the Corporation and unanimously recommends that shareholders vote in favour of the Rights Plan Resolution. To be effective, the resolution approving the ratification of the 2004 Rights Plan must be passed by a majority of the votes cast in person or by proxy at the Meeting. Unless instructed in the form of proxy to the contrary, the persons named in the accompanying form of proxy intend to vote FOR the approval of the Rights Plan Resolution.

AMENDMENTS TO THE STOCK OPTION PLAN

The purpose of the Stock Option Plan is to provide compensation opportunities to selected employees that encourage alignment with shareholders and enhance the Corporation's ability to attract and retain key employees and reward significant performance achievements.

Amendment Provisions

The Stock Option Plan currently has a general amendment provision, allowing the Board to suspend, terminate or to make amendments to the Stock Option Plan, subject to TSX and regulatory approval. In the past, such approval has been granted at the discretion of the TSX and the TSX ruled as to whether the proposed amendment was or was not sufficiently material to require shareholder approval.

However, the TSX recently announced that by June 30, 2007, each listed issuer must formulate a detailed amendment provision in its security based compensation arrangements, failing which, all future amendments (no matter how immaterial) would require shareholder approval. The purpose is to more clearly distinguish in security based compensation arrangements between the type of amendments that will require shareholder approval and those which can be made by the Board without shareholder approval. All amendments would continue to be subject to any required regulatory review or approval. The Corporation proposes to amend the amendment provision contained in the Stock Option Plan in accordance with this recent TSX rule change.

The Corporation proposes to add an amendment provision to the Stock Option Plan which sets out those circumstances where the Board may not, without the approval of the holders of the Corporation's common shares, make amendments to the Stock Option Plan. Any other amendments may be made by the Board without shareholder approval. Shareholder approval will be required for the following types of amendments to the Stock Option Plan:

(a)
increase the maximum number of Common Shares issuable under the Stock Option Plan or a change from a fixed maximum number of Common Shares to a fixed maximum percentage of issued and outstanding Common Shares;

(b)	a reduction in the exercise price of outstanding options or a cancellation for the purpose of exchange for reissuance at a lower option price to the same person;

(c)	an extension of the expiry date of an option;

(d)	an expansion of the transferability or assignability of options, other than to permitted assigns or for estate planning or estate settlement purposes.

Expiry Dates during Blackout Periods

A recent Staff Notice issued by the TSX recognizes that blackout periods imposed by issuers are an example of good corporate governance and that TSX limitations on extensions of option terms were not intended to penalize listed issuers, their insiders and employees who, under their companies' trading policies and good corporate governance practices, are prohibited from exercising options during blackout periods. As a result, the TSX has provided that issuers may amend their stock option plans to provide a conditional extension to an expiration date that occurs during or immediately after a blackout period; the extension would be permitted for a limited number of days after the end of the blackout period.

The Corporation proposes an amendment to provide that, if the expiry date occurs during a blackout period or within the 10 business days immediately after a blackout period imposed by the Corporation, the expiry date will be automatically extended to the date which is 10 business days after the last day of the blackout period. For purposes of the foregoing, "blackout period" means the period during which trading in securities of the Corporation by insiders of the Corporation is restricted in accordance with the policies of the Corporation.

Shareholder Approval

These amendments to the Stock Option Plan were approved by the Board on February 8, 2007, subject to shareholder and regulatory approvals. Attached to this Circular as Schedule "C" is a copy of the amended Stock Option Plan incorporating the amendments described above. The TSX has reviewed and approved these proposed additions to the Stock Option Plan. To be effective, the amendments to the Stock Option Plan must be approved by a resolution passed by a majority of the votes cast by shareholders at the Meeting.

The resolution (the "Stock Option Plan Resolution") to be presented for consideration at the Meeting is as follows:

RESOLVED THAT:

The amendments to the Corporation's Stock Option Plan, to add an amendment provision to the Stock Option Plan to describe amendments which will not require shareholder approval, and to provide for the limited extension of the expiry dates of options and grants where such expiry date occurs within a blackout period or within ten business days immediately following a blackout period imposed by the Corporation, as described in the management information circular of the Corporation dated March 16, 2007, are hereby approved.

The Board believes that the amendments to the Stock Option Plan are in the best interests of the Corporation and unanimously recommends that shareholders vote in favour of the Stock Option Plan Resolution. To be effective, the Stock Option Plan Resolution must be passed by a majority of the votes cast in person or by proxy at the Meeting. Unless instructed in the form of proxy to the contrary, the persons named in the accompanying form of proxy intend to vote FOR the approval of the Stock Option Plan Resolution.

APPROVAL

The contents and the sending of this Circular have been approved by the directors of the Corporation.

OTHER MATTERS

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter with the best judgement of the person or persons voting the proxy.

ADDITIONAL INFORMATION

Financial information about the Corporation is contained in its comparative financial statements and Management's Discussion and Analysis for fiscal year ended December 31, 2006, and additional information relating to the Corporation is on SEDAR at www.sedar.com. If you would like to obtain, at no cost to you, a copy of any of the following documents:

(a)	the latest Annual Information Form of the Corporation together with any document, or the pertinent pages of any document, incorporated by reference therein;

(b)
the comparative financial statements of the Corporation for the fiscal year ended December 31, 2006 together with the accompanying report of the auditors thereon and any interim financial statements of the Corporation for the periods subsequent to December 31, 2006 and Management's Discussion and Analysis with respect thereto; and

(c)	this proxy circular

please send your request to

Kingsway Financial Services Inc.
c/o Michael Slan, Fogler Rubinoff LLP
95 Wellington Street West
Suite 1200,
Toronto-Dominion Centre
Toronto, Ontario M5J 2Z9

DATED at Toronto, Ontario this 16th day of March, 2007.

By Order of the Board of Directors

/s/ W. Shaun Jackson
W. Shaun Jackson
Executive Vice President and Chief Financial Officer

SCHEDULE "A"

Corporate Governance Procedures

The Canadian securities regulatory authorities have adopted National Instrument 58-101 "Disclosure of Corporate Governance Practices" ("NI 58-101"), which requires disclosure of the approach of the Corporation to corporate governance, and National Policy 58-201 "Corporate Governance Guidelines" ("NP 58-201"), which provides guidance on corporate governance practices, and in the U.S., the United States Sarbanes-Oxley Act of 2002 ("SOX") as well as the NYSE new listing standards and corporate governance requirements (the "NYSE Provisions") require similar disclosure.

In February 2007, the Board completed its annual review and approved a Statement of Corporate Governance Practices, including a written mandate, which is attached as Schedule "B" to this Management Information Circular. We set out below a summary of the principal responsibilities and duties of the Board.

Overview of Corporate Governance Practices

Assumption of Responsibilities by the Board of Directors

The Board, either directly or through Board committees, is responsible for management or supervision of management of the business and affairs of the Corporation with the objective of enhancing shareholder value. The roles and responsibilities of the Board and each of its committees are set out in formal written charters. These charters are reviewed annually. A report on the activities of each committee during 2006 is included on pages 7 to 13 of this Circular.

The Board participates fully in assessing and approving strategic plans and prospective decisions proposed by management. A significant portion of each regular Board meeting is devoted to strategic plans and opportunities available to the Corporation. Such discussions enable directors to gain a fuller appreciation of planning priorities and provides the opportunity for directors to give constructive feedback to management.

In order to ensure that the principal business risks borne by the Corporation are appropriate, the Board receives and comments on periodic reports from management of the Corporation's assessment and management of such risks. The Board considers risk issues and approves corporate policies addressing the management of the risk including the Corporation's underwriting disciplines, investment strategies, reserving practices, technology implementation and disaster planning. The Board also reviews the methods and procedures established by management with respect to the control of key risks.

The Board regularly monitors the financial performance of the Corporation, including receiving and reviewing detailed financial information contained in management reports. The Board, directly and through the Audit Committee, assesses the integrity of the Corporation's internal control and management information systems. As required by SOX, the Chief Executive Officer and Chief Financial Officer have provided certificates relating to the contents of the annual statutory reports and have evaluated and reported on the effectiveness of the Corporation's internal controls and disclosure controls and procedures and any material changes to internal controls for financial reporting which has or may have a material impact on the Corporation's internal control over financial reporting.

In 2002, the Board adopted a Disclosure Policy and established a Disclosure Policy Committee consisting of the Chief Executive Officer, the Executive Vice-President and the Secretary of the Corporation to determine among other things, the appropriateness and timing of the release of information with respect to developments at the Corporation. The policy establishes consistent guidelines for determining what information is material, how it is to be disclosed and, to avoid selective disclosure, making all material disclosures on a widely disseminated basis. The Corporation seeks to communicate with its shareholders and other stake holders through a variety of channels, including its annual report, quarterly reports, Annual Information Form, news releases, website, briefing sessions, group meetings and industry conferences.

The Board regularly receives reports regarding the training and monitoring of senior management of the Corporation and its subsidiaries. Input is received at meetings of the Audit Committee, the Compensation and Management Resources Committee and the Board regarding the performance of senior management. Both the Compensation and Management Resources Committee and the Board have specifically assumed responsibility for reviewing the performance of senior management.

- A1 -

The Board meets at least four times each year, and more frequently as required. The frequency of meetings as well as the nature of the agenda items change depending on the state of the Corporation's affairs and in light of opportunities or risks which the Corporation faces from time to time. In 2006, the full Board met in person 6 times. See "Executive Compensation - Compensation of Directors" for the attendance record of each director for all Board meetings and committee meetings during the fiscal year ended December 31, 2006.

Corporate Governance Principles

In 2002, the Board formally adopted a set of corporate governance principles. These principles provide guidelines on Board size, independence of Board members, nominating and orientation of new directors, retirement and resignation of Board members, conduct of Board meetings, conflicts of interest, share ownership by directors, compensation review, assessing Board and committee performance, interaction with third parties and confidentiality. The principles also required each of the Board committees to adopt a written charter approved by the Board, as well as set out a minimum number of committee meetings.

In 2004, the Board explicitly delegated to the Audit Committee the obligation to periodically review and provide recommendations, from time to time, to ensure that the corporate financial reporting practices of the Corporation comply with the requirements of the Canadian Securities Administrators, the NYSE Provisions and all other securities law requirements.

Composition of the Board of Directors

NI 58-101 defines an "independent director" as one who has no direct or indirect material relationship with the Corporation. It further defines a "material relationship" as a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a Board member's independent judgement. This Circular adopts such definitions.

NP 58-201 states that the board of directors of every corporation should have a majority of independent directors. Nine individuals are nominees proposed for election. Eight of the proposed nominees for director are independent. This determination was made by the directors after reviewing the direct and indirect relationships between the independent directors and the Corporation in light of NI 58-101 and the NYSE Provisions. In the case of Mr. Reeve, it was determined that fees paid to the law firm in which he is a partner would not constitute a "material relationship" which could, in the view of the board of directors, be reasonably expected to interfere with the exercise of such individuals' independent judgement. In the case of Mr. Atkins, it was determined that since he is an advisor to and not a partner of a law firm which earns fees from the Corporation and does not earn any share of the fees billed by the law firm, he does not directly or indirectly accept any fee from the Corporation other than the fees earned as a director. The only director nominee who is not independent is William G. Star, the President and Chief Executive Officer of the Corporation. At each regularly scheduled directors meeting the independent directors meet in a session at which non-independent directors and members of management are not in attendance. In addition, the independent directors held one additional meeting at which no members of management were present.

The Chair of the Board is William G. Star, the President and Chief Executive Officer of the Corporation. The Board has formally adopted the structure of Lead Director and has given that responsibility to F. Michael Walsh. The Lead Director's responsibilities include acting as liaison between the Board and the Chief Executive Officer and establishing, in consultation with the Chairman and Chief Executive Officer and the Board, procedures to govern the Board's performance. Further, the Lead Director ensures that the Board operates independently of management and that directors have an independent leadership contact. As part of his responsibilities, the Lead Director is responsible for obtaining peer reviews of the operation of the Board to obtain insight as to areas where the Board and its committees could be operating more effectively. The Lead Director chairs all Board meetings at which only non-management directors are present. During their meetings, several Board committees also hold sessions with only non-management directors present.

- A2 -

The Board believes that the size and composition of the Board serves the Corporation and its shareholders well. The Board believes that all of its directors, including its non-independent director, make a valuable contribution to the Board and the Corporation. The director who is not independent possesses extensive knowledge of the Corporation's business and has extensive business experience, both of which have proven to be beneficial to the other directors, and his participation as a director contributes to the effectiveness of the Board. The Board also believes that the directors are sensitive to conflicts of interest and excuse themselves from deliberations and voting in appropriate circumstances.

See "Particulars of Matters to be Acted Upon - Election of Directors" for biographies of the nominee directors, which includes details of other boards on which the Corporation's directors serve.

Committees

The Board has four committees, an Audit Committee, a Compensation and Management Resources Committee, an Investment Committee and a Nominating Committee. The Board committees other than the Investment Committee are composed solely of independent directors in accordance with NI 58-101, NP 58-201 and the NYSE Provisions. The composition, mandate and activities of each committee are set out under "Statement of Corporate Governance Practices - Reports of Board Committees" of this Circular.

Position Descriptions

The Board has given a mandate to the Compensation and Management Resources Committee to develop position descriptions for senior management. Guidelines have been developed and approved by the Board which set out those matters requiring Board approval. See above under "Composition of the Board Of Directors" for the position description for the Chairman of the Board, the Lead Director.

Director Orientation and Continuing Education

In accordance with NI 58-101 and NP 58-201, new directors are provided with details of the Corporation's organizational structure, the structure of the Board and its committees, compliance requirements for directors, corporate policies and by-laws. They also meet with a number of directors and senior management personnel of the Corporation and its material subsidiaries to learn of the functions and activities of the Corporation. On an ongoing basis, presentations are made to the Board on various aspects of the Corporation's operations.

The Board has adopted a policy pursuant to which each director can avail himself or herself of continuing education opportunities by granting an allowance of up to $5,000 per director per year to be used in attending appropriate programs designed to enhance skills and abilities as a director.

Board Functioning and Independence

In accordance with NI 58-101 and NP 58-201, the Corporation has established a process to provide an orientation and education program for new recruits to the Board. Such orientation and education program consists of orientation sessions with management, a review of prior Board activity, and meetings with management of subsidiaries.

The Board has a formal policy that all acquisitions and divestitures of a material nature require the approval of the Board. In addition, the Board policy requires that all major strategic decisions, including any change in the strategic direction of the Corporation be presented by management to the Board for approval. As part of its ongoing activity, the Board regularly receives and comments upon reports of management as to the performance of the Corporation's business and management's expectations and planned actions in respect thereto.

The Board reviews the adequacy and form of the compensation of directors to ensure the compensation realistically reflects the responsibility and risk involved in being an effective director. The Board has made it a priority to continue to examine and develop the processes which it follows in its deliberations in order that it will continue to fulfill its mandate. As well, the Audit Committee, composed entirely of outside directors, has assumed responsibility to act as a Conduct Review Committee to review related party transactions and balances. Commencing in 2002, the Board implemented a peer review procedure, whereby the performance of each Board member was reviewed by other Board members and the performance of the Board as a whole was reviewed by Board members. This process was expanded in 2004 to include evaluations of the effectiveness of individual committees and the performance of the Lead Director.

- A3 -

The Board and the Chief Executive Officer engage in regular dialogue regarding the performance of the senior management team, including the Chief Executive Officer, in achieving the Corporation's strategic objectives as determined by management and the Board. As the Board has plenary power, any responsibility which is not delegated to management or a Board committee remains with the Board.

The Board has formally adopted a resolution to meet at each regularly scheduled board meeting and as otherwise determined by the independent directors without management present. The Board conducts a session without management present each year to review the recommendations of the Compensation and Management Resources Committee. The Compensation and Management Resources Committee also conducts part of its deliberations without management present. As well, the Audit Committee has a policy to meet at each quarterly Audit Committee Meeting and at least annually with the Corporation's internal and external auditors without management present.

In February, 2003, the Board formally created the position of Lead Director. The Lead Director's responsibilities include acting as liaison between the Board and the Chief Executive Officer and establishing, in consultation with the Chairman and Chief Executive Officer, both the agenda for Board meetings and procedures to govern the Board's performance, and chairing the meetings of directors where management is not present. The Board has appointed F. Michael Walsh as the Lead Director of the Corporation.

The Board has implemented a system which enables an individual director to engage an outside advisor at the expense of the Corporation in appropriate circumstances. Prior approval of the Chairman and Chief Executive Officer or the Chair of the Audit Committee is required for the retention of such an advisor.

In addition, the charter established by each of the Audit Committee, the Compensation and Management Resources Committee, the Investment Committee and the Nominating Committee provide for authority for each such committee to engage internal and external legal, accounting and other advisors, and for the committee to determine the funding necessary for compensation to such advisors.

Shareholder Communications

The Corporation endeavours to keep all shareholders well informed as to the financial performance of the Corporation, primarily by means of its annual and quarterly reports, and by press releases. The Board has specifically adopted a disclosure policy in furtherance of these goals which can be found on the Corporation's website at www.kingsway-financial.com.

Management of the Corporation is receptive to shareholder feedback in any form. It is the policy of the Corporation to receive and respond promptly to shareholder enquiries, while being guided by legal requirements as well as the Corporation's policies in respect to confidentiality and disclosure.

The Board is satisfied that the Corporation's governance program is consistent with NI 58-101, NP 58-201 and the NYSE Provisions.

Code of Business Conduct and Ethics

In 2003, the Corporation formally adopted a Code of Business Conduct and Ethics and related policies, which sets standards for ethical behaviour throughout the organization.

The Code of Business Conduct and Ethics provides the entire organization with the same frame of reference for dealing with sensitive and complex issues such as conflicts of interest, use of information, confidentiality of personal information, confidentiality of business information, corporate opportunities, use of inside information, fair trading, protection and use of company assets, accounting practices, records retention, compliance with laws, rules and regulations, and duty to report and consequences.

- A4 -

In February, 2004, in accordance with the NYSE Provisions, the Board also adopted a separate Code of Ethics for the Chief Executive Officer, the Chief Financial Officer and other senior financial executives. Both this document and the Code of Business Conduct and Ethics can be found on the Corporation's website at www.kingsway-financial.com.

Whistleblower Policy

In December 2004, the Board adopted a Whistleblower Policy and delegated to the Audit Committee the responsibility of investigating and resolving all reported complaints made pursuant to the policy. The Whistleblower Policy can be found on the Corporation's website at www.kingsway-financial.com.

- A5 -

SCHEDULE "B"

Mandate of the Board of Directors

1.            General

The Board of Directors (the "Board") either directly or through board committees is responsible for the management or supervision of the management of the business and affairs of the Corporation with the objective of enhancing shareholder value. The Board believes that sound corporate governance is essential to the well-being of the Corporation, and the promotion and protection of its interests.

The Board has adopted this mandate, which reflects the Corporation's commitment to high standards of corporate governance, to assist the Board in supervising the management of the business and affairs of the Corporation as required under applicable law and the rules and regulations of the stock exchanges upon which the Corporation's stock is listed. The Board regularly monitors the financial performance of the Corporation, including receiving and reviewing detailed financial information contained in management reports. The Board promotes fair reporting, including financial reporting, to shareholders of the Corporation and other interested persons as well as ethical and legal corporate conduct through an appropriate system of corporate governance, internal controls and disclosure controls. The Board believes that the Corporation is best served by a Board of Directors which functions independently of management and is informed and engaged.

The Board has explicitly delegated to the Audit Committee the obligation to periodically review and provide recommendations, from time to time, on such changes to corporate governance policies as it deems appropriate in light of the Corporation's needs and legal and regulatory developments. These recommendations are reviewed and considered by the Board.

2.            Board Composition

(a)        Board Membership Criteria

The Nominating Committee of the Board is responsible for establishing the skills and competencies that the Board considers to be necessary for the Board as a whole to possess. The Nominating Committee is also responsible for reviewing the competencies and skills that the Board considers each existing director to possess, and the competencies and skills of each new candidate for the Board. It annually recommends nominees to the Board for nomination at the annual meeting of the Corporation's shareholders. The Board seeks members from diverse professional backgrounds, who combine a broad spectrum of experience and expertise with a reputation for integrity. Directors are considered based upon contributions they can make and must have sufficient time to carry out their duties, and not assume other obligations which would materially interfere or be incompatible with board membership.

(b)        Director Independence

A majority of the directors shall satisfy the independence requirements of the Toronto Stock Exchange and other regulatory authorities. The Board will determine whether a director is an independent director within the meaning of each of Multilateral Instrument 52-110 and the listing standards of the New York Stock Exchange as the same are amended or replaced from time to time.

The Board will review the independence of all directors on an annual basis and its determinations will be disclosed in the management information circular relating to the annual meeting of the Corporation. To facilitate this review, directors will be asked to provide full information regarding their business and other relationships with the Corporation, its affiliates and with senior management and their affiliates. Directors have an obligation to inform the Board of any material changes in their circumstances or relationships which may affect the Board's determination as to their independence.

- B1 -

(c)        Board Size

The Board considers eight (8) to eleven (11) members as the optimum size for effective decision making and committee work given the size and scope of the Corporation's operations.

(d)        Term

All directors are elected at the annual meeting of shareholders of the Corporation for a term of one (1) year. The Board does not favour term limits for directors as a forced retirement may deprive the Corporation, and its shareholders, of the contributions of members that have been able to develop valuable insights into the Corporation, its strategy and business operations. Management directors shall offer to resign from the Board upon their resignation, removal or retirement as an officer of the Corporation. The Corporation's Chief Executive Officer may, provided the Board on an annual basis approves, continue to serve as a director after his or her resignation or retirement.

(e)        Service on other Boards

The Board believes that the Corporation can benefit from the experience and insight its members may gain from serving as a director, or in other similar positions for other public companies, government agencies or other entities. In agreeing to assume such roles however, members of the Board must ensure that their commitments do not create inherent conflicts of interest or interfere with their ability to fulfill their duties as members of the Board. The directors must also be mindful of the number of other public company boards and committees on which they serve to ensure that they are able to devote the necessary time to the performance of their duties for the Corporation. Upon accepting an appointment to the Board or a similar position with another public company, a director must advise the Chair of the Nominating Committee.

(f)        Directors Duties and Responsibilities

Directors must act honestly and in good faith with a view to the best interests of the Corporation and its shareholders. Directors must exercise the degree of care and diligence that a reasonably prudent person would exercise in comparable circumstances. To fulfill this responsibility, each director is expected to:

•
develop and maintain a understanding of the operations of the Corporation, its financial position, objectives and performance, as well as the Corporation's performance relative to its principal competitors;

•	prepare for each meeting including reviewing meeting materials distributed in advance;

•	actively and constructively participate in meetings, of the Board and committees of which he or she is a member; and

•	engage in continuing education programs for directors as appropriate.

(g)        Directors Shareholdings

To align the interest of directors with those of the Corporation's shareholders, the Board has passed a resolution which establishes that it is the Corporation's policy for each director to own, while he or she is an incumbent director, not less than 5,000 shares of the Corporation commencing on the third anniversary of such individual's election as a director of the Corporation.

3.            Board Duties and Responsibilities

In fulfilling its mandate, the Board is, among other things, responsible for the following matters:

- B2 -

(a)        Management Oversight

The Board is responsible for the supervision of the management of the business and affairs of the Corporation. The Board, as permitted by applicable law, delegates to senior management the responsibility for the day-to-day operations of the Corporation. The Board will, on the advice of the Management Resources and Compensation Committee, establish and maintain a position description for the Chief Executive Officer and other senior managers.

(b)        Strategic Plan

The approval and assessment of the Strategic Plan and major prospective decisions proposed by management. In furtherance of this obligation the Board will:

•
adopt a Strategic Planning Process and review and approve on an ongoing basis a Business Plan developed by management, which includes realistic goals and takes into account the opportunities and risks of the Corporation's business;

•
approve business and operational policies within which management will operate in relation to acquisitions and dispositions, capital expenditure, public disclosure, finance and investment, risk management, human resources, internal controls over financial reporting, disclosure controls and management information systems;

•	review and adopt corporate and management performance targets consistent with the Corporation's strategic plans;

•
consider whether or not management has a system in place to identify the principle risks facing the Corporation and its business and that appropriate procedures are in place to monitor and mitigate such risks where appropriate; and

•	consider whether or not management has adopted processes to comply with applicable legal, regulatory, corporate securities and other compliance matters.

(c)        Financial Reporting and Management

•	review the report of the Audit Committee, which has primary carriage of such matters;

•	approve the Corporation's annual and interim financial statements and related management's discussion and analysis;

•	review and oversee the integrity of the Corporation with respect to its applicable audit, accounting and financial reporting matters;

•	review the integrity of the Company's internal controls over financial reporting and management information systems;

•	approve annual operating and capital budgets; and

•	review operating and financial performance results relative to established strategies, plans, budgets and objectives.

(d)        Disclosure

The Board will satisfy itself that appropriate policies and procedures are established regarding public disclosure communications and insider trading. The Board will review from time to time the determinations of the Disclosure Policy Committee established to determine among other things, the appropriateness and timing of the release of information with respect to developments at the Corporation. The Board will ensure that such policy establishes consistent guidelines for determining what information is material, how it is to be disclosed and to avoid selective disclosure, making all material disclosures on a widely disseminated basis. The Board will also establish policies aimed at:

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•
monitoring internal controls relating to news releases and other public disclosures made by or on behalf of the Corporation to ensure that they are in accordance with applicable disclosure policies, and comply with legal and regulatory requirements;

•	informing all directors, officers and other employees of the Corporation about their obligation to preserve the confidentiality of undisclosed material information about the Corporation; and

•	informing all directors, officers and other employees about prohibitions about illegal insider trading and tipping under applicable law and stock exchange rules.

(e)        Corporate Governance

The Board will, with the advice of the Audit Committee or where applicable, the Management Resources and Compensation Committee:

•	review and update corporate governance standards from time to time;

•	establish committees and approve their respective charters;

•	establish policies and procedures for limiting the authority delegated to each committee and to members of management;

•	establish appropriate processes for the regular evaluation of the effectiveness of the Board and its committees, individual directors, the lead director, if any, and the Chief Executive Officer;

•	develop clear position descriptions for the Chair of the Board and Chief Executive Officer;

•	approve the nomination of directors on the advice of the Nominating Committee;

•	review the adequacy and form of directors compensation to confirm that it realistically reflects the responsibilities and risk involved in being a director; and

•	provide an opportunity for the independent directors to meet separately at each regularly scheduled Board meeting and at such other times as is appropriate.

(f)        Succession Planning and Compensation of Senior Management

In fulfilling its responsibilities the Board is responsible, on the advice of the Management Resources and Compensation Committee, for the appointment and supervision of the Chief Executive Officer and other members of senior management, and the establishment of their compensation.

(g)        Other Matters

Notwithstanding the delegation to management of the authority to manage the business of the Corporation, the Board must approve the following:

•	any material departure from an established strategy or budget or corporate policy approved by the Board;

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•	the entering into of any agreement or transaction the performance of which is material to the Corporation;

•	any public offering of securities by the Corporation; and

•	such other matters as the Board may from time to time determine require its approval.

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SCHEDULE "C"

Stock Option Plan

KINGSWAY FINANCIAL SERVICES INC.

AMENDED AND RESTATED STOCK OPTION Pl AN
(May, 2001)
(Amended May, 2003, May, 2006 and May 2007)

1.        Purpose of Plan

1.1
The purpose of the Plan is to attract, retain and motivate persons as directors, officers, key employees and consultants of the Corporation and its Subsidiaries and to advance the interests of the Corporation by providing such persons with the opportunity, through share options, to acquire an increased proprietary interest in the Corporation.

2.        Defined Terms

Where used herein, the following terms shall have the following meanings, respectively:

2.1
"Board" means the board of directors of the Corporation or, if established and duly authorized to act, the Executive Committee or another Committee appointed for such purpose by the board of directors of the Corporation;

2.2	"Business Day" means any day, other than a Saturday or a Sunday, on which the Exchange is open for trading;

2.3	"Consultant" means an individual (including an individual whose services are contracted through a corporation) with whom the Corporation or any Subsidiary has a contract for substantial services;

2.4	"Corporation" means Kingsway Financial Services Inc. and includes any successor corporation thereto;

2.5
"Eligible Person" means any director, officer, employee (part-time or full-time) or Consultant of the Corporation or any Subsidiary, a registered retirement savings plan established for the benefit of any such Person, or a corporation controlled by such Person;

2.6	"Exchange" means The Toronto Stock Exchange;

2.7	"Insider" means:

(a)
an insider as defined under Section 1(1) of the Securities Act (Ontario), other than a person who falls within that definition solely by virtue of being a director or senior officer of a Subsidiary; and

(b)	an associate as defined under Section 1(1) of the Securities Act (Ontario) of any person who is an insider by virtue of (a) above;

2.8
"Long-Term Disability" means the inability of an employee to continue employment with the Corporation or a Subsidiary due to a long-term disability for which benefits are claimed or received under an insurance plan established by the Corporation or, if applicable, the Subsidiary, by which the employee is employed for such purpose;

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2.9
"Market Price" at any date in respect of the Shares shall be the closing price of such Shares on the Exchange on the last Business Day preceding the date on which the Option is approved by the Board (or, if such Shares are not then listed and posted for trading on the Exchange, on such stock exchange in Canada on which the Shares are listed and posted for trading as may be selected for such purpose by the Board). In the event that such Shares did not trade on such Business Day, the Market Price shall be the average of the bid and ask prices in respect of such Shares at the close of trading on such date. In the event that such Shares are not listed and posted for trading on any stock exchange, the Market Price shall be the fair market value of such Shares as determined by the Board in its sole discretion;

2.10	"Option" means an option granted under the Plan to purchase Shares;

2.11	"Option Price" means the price per Share at which Shares may be purchased under the Option, as the same may be adjusted from time to time in accordance with Article 8;

2.12	"Optionee" means an Eligible Person to whom an Option has been granted;

2.13
"Person" means an individual, a corporation, a partnership, an unincorporated association or organization, a trust, a government or department or agency thereof and the heirs, executors, administrators or other legal representatives of an individual and an associate or affiliate of any thereof as such terms are defined in the Business Corporations Act (Ontario);

2.14	"Plan" means this Kingsway Financial Services Inc. Stock Option Plan, as the same may be amended or varied from time to time;

2.15
"Share Compensation Arrangement" means any stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise;

2.16
"Shares" means the common shares of the Corporation or, in the event of an adjustment contemplated by Article 8, such other shares or securities to which an Optionee may be entitled upon the exercise of an Option as a result of such adjustment; and

2.17
"Subsidiary" means any corporation which is a subsidiary, as such term is defined in the Business Corporations Act (Ontario) (as such provision is from time to time amended, varied or re-enacted), of the Corporation;

2.18
"Termination For Cause" means the cessation of employment of an employee of the Corporation or a Subsidiary which, in the absolute discretion of the Chief Executive Officer, is by reason of, but not limited to, such employee having been guilty of serious misconduct, habitual neglect of duty, incompetence, or conduct incompatible with his or her duties, or prejudicial to the Corporation's or Subsidiary's business, or he or she has been guilty of wilful disobedience to the Corporation's or Subsidiary's policies or instructions in a matter of substance;

2.19
"Termination Without Cause" means the cessation of the employment of an employee of the Corporation or a Subsidiary for reasons other than (i) those defined in Termination For Cause; (ii) resignation; (iii) retirement at age 65 or older; (iv) death; or (v) Long Term Disability.

3.        Administration of the Plan

3.1
The Plan shall be administered in accordance with the rules and policies of the Exchange in respect of employee stock option plans by the Board. The Board shall receive recommendations of management and shall determine and designate from time to time those directors, officers, employees and Consultants of the Corporation or its Subsidiaries to whom an Option should be granted, the number of Shares which will be optioned from time to time to any Eligible Person, and the terms and conditions of the grant.

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3.2	The Board shall have the power, where consistent with the general purpose and intent of the Plan and subject to the specific provisions of the Plan:

(a)
to establish policies and to adopt, prescribe, amend or vary rules and regulations for carrying out the purposes, provisions and administration of the Plan and make all other determinations necessary or advisable for its administration;

(b)
to interpret and construe the Plan and to determine all questions arising out of the Plan and any Option granted pursuant to the Plan and any such interpretation, construction or determination made by the Board shall be final, binding and conclusive for all purposes;

(c)	to determine which Eligible Persons are granted Options and to grant Options;

(d)	to determine the number of Shares covered by each Option;

(e)	to determine the Option Price;

(f)	to determine the time or times when Options will be granted and exercisable;

(g)	to determine if the Shares which are subject to an Option will be subject to any restrictions upon the exercise of such Option; and

(h)	to prescribe the form of the instruments relating to the grant, exercise and other terms of Options.

4.        Shares Subject to the Plan

4.1
Options may be granted in respect of authorized and unissued Shares provided that, subject to increase by the Board, the receipt of the approval of the Exchange and the approval of shareholders of the Corporation, the maximum aggregate number of Shares reserved by the Corporation for issuance and which may be purchased upon the exercise of outstanding Options issued pursuant to the Plan shall not exceed 4,800,000. Shares in respect of which Options are not exercised shall be available for subsequent Options under the Plan. Shares issued upon the exercise of an Option prior to 5:00 p.m. (Toronto time) on March 17, 2006 shall again be available for grants under the Plan. No fractional Shares may be purchased or issued under the Plan.

5.        Eligibility; Grant; Terms of Options

5.1	Options may be granted to Eligible Persons.

5.2	Options may be granted by the Corporation pursuant to the recommendations of the Board from time to time provided and to the extent that such decisions are approved by the Board.

5.3
Subject to the provisions of this Plan, the number of Shares subject to each option, the Option Price, the expiration date of each Option, the extent to which each Option is exercisable from time to time during the term of the Option and other terms and conditions relating to each such Option shall be determined by the Board. At no time shall the period during which an Option shall be exercisable exceed ten (10) years, provided that such period shall not exceed five (5) years for Options granted after February 11, 2003.

5.4
In the event that no specific determination is made by the Board with respect to any of the following matters, each Option shall, subject to any other specific provisions of the Plan, contain the following terms and conditions:

(a)
the period during which an Option shall be exercisable shall be ten (10) years from the date the Option is granted to the Optionee, provided that such period shall end on the 5th anniversary of the date of grant for Options granted after February 11, 2003;

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(b)
subject to Section 5.4(c) hereof, the Optionee may not take up any Shares which are the subject of an Option during the 12 month period from the date the Option is granted, and thereafter, the Optionee may take up not more than 33-1/3% of the Shares covered by the Option during each subsequent 12 month period; provided, however, that if the number of Shares taken up under the Option during any such 12 month period is less than 33-1/3% of the Shares covered by the Option, the Optionee shall have the right, at any time or from time to time during the remainder of the term of the Option, to purchase such number of Shares subject to the Option which were purchasable, but not purchased by him, during such 12 month period; and

(c)
provided the Optionee is not a full time employee of the Corporation or any Subsidiary, the Optionee shall not be bound by any restrictions on exercising Options after the 12 month period ending after the date the Option is granted.

5.5
If at any time the expiration date of an Option should be determined to occur during a period (the "Black-out Period") in which the Optionee is restricted from trading in securities of the Corporation under the insider trading policy or other policy of the Corporation or within 10 business days following the Black-out Period, the expiration date of such Option shall be deemed to be the date that is the tenth business day following the end of the Black-out Period.

5.6	The Option Price of Shares which are the subject of any Option shall in no circumstances be lower than the Market Price of the Shares at the effective date of the grant of the Option.

5.7
The maximum number of Shares which may be reserved for issuance to any one Optionee under this Plan or under any other Share Compensation Arrangement shall not exceed 5% of the Shares outstanding at the date of the grant (on a non-diluted basis).

5.8
The maximum number of Shares which may be reserved for issuance to Insiders under the Plan or under any other Share Compensation Arrangement shall be 10% of the Shares outstanding at the date of the grant (on a non-diluted basis).

5.9
The maximum number of Shares which may be issued to any one Insider and such Insider's associates under the Plan and any other Share Compensation Arrangement in any 12 month period shall be 5% of the Shares outstanding at the date of the issuance (on a non-diluted basis). The maximum number of Shares which may be issued to Insiders under the Plan and any other Share Compensation Arrangement in any 12 month period shall be 10% of the Shares outstanding at the date of the issuance (on a non-diluted basis).

5.10
Any entitlement to acquire Shares granted pursuant to the Plan or any other Share Compensation Arrangement prior to the Optionee becoming an Insider shall be excluded for the purposes of the limits set out in sections 5.8 and 5.9 above.

5.11
An Option is personal to the Optionee and is non-assignable; provided, however, that nothing herein shall prevent an Optionee from assigning any or all of the Options held by such Optionee to a registered retirement savings plan established for the benefit of such Optionee.

5.12
In addition to the limitations set out in sections 5.7, 5.8 and 5.9 hereof, the number of Options to be granted to each Eligible Person who is a director of the Corporation or a Subsidiary but not an employee or officer of the Corporation or a Subsidiary shall not exceed 5,000 Options per fiscal year.

6.        Exercise of Options

6.1
Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its registered office of a written notice of exercise addressed to the Secretary of the Corporation specifying the number of Shares with respect to which the Option is being exercised and accompanied by payment in full of the Option Price of the Shares to be purchased. Certificates for such Shares shall be issued and delivered to the Optionee within a reasonable period of time following the receipt of such notice and payment.

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6.2	Notwithstanding any of the provisions contained in the Plan or in any Option, the Corporation's obligation to issue Shares to an Optionee pursuant to the exercise of an Option shall be subject to:

(a)
completion of such registration or other qualification of such Shares or obtaining approval of such governmental or regulatory authority as counsel to the Corporation shall reasonably determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b)	the listing of such Shares on the Exchange; and

(c)
the receipt from the Optionee of such representations, agreements and undertakings, including as to future dealings in such Shares, as the Corporation or its counsel reasonably determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

In this connection the Corporation shall, to the extent necessary, take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for the issuance of such Shares in compliance with applicable securities laws and for the listing of such Shares on the Exchange.

7.        Termination of Employment: Death, Resignation, Long-Term Disability, Termination

7.1
The entitlement of a Consultant to Options including the termination thereof shall be in accordance with the terms of the consulting agreement entered into between the Corporation or the Subsidiary and the Consultant.

7.2
In the event of the death, retirement at age 65 or older or Long-Term Disability of an Optionee while in the employment of the Corporation or a Subsidiary prior to 5:00 p.m. (Toronto time) on the expiration date of an Option, all the Shares subject to the Option shall immediately vest on the date of such death, retirement or Long-Term Disability and may be exercised by the Optionee or by the legal representatives of such Optionee, as the case may be, at any time up to and including, but not after, 5:00 p.m. (Toronto time) on the date which is the third anniversary of the date of death, retirement or Long-Term Disability of such Optionee or the expiration date of the Option, whichever is the earlier, after which the Option shall in all respects cease and terminate and be of no further force or effect whatsoever as to such of the Shares in respect of which such Option had not been previously exercised.

7.3
In the event of the Termination For Cause of an Optionee prior to 5:00 p.m. (Toronto time) on the expiration date of an Option, all Options granted to such Optionee under the Plan shall in all respects forthwith cease and terminate and be of no further force or effect whatsoever as to such of the Shares in respect of which such Option had not previously been exercised.

7.4
In the event of the Termination Without Cause of an Optionee prior to 5:00 p.m. (Toronto time) on the expiration date of an Option,such Optionee may exercise each Option then held by such Optionee under the Plan to the extent that such Option was vested at the time of the Termination Without Cause (provided however that the Chief Executive Officer may, in his or her sole discretion cause any or all additional Options held by such Optionee to vest immediately), at any time up to and including, but not after, 5:00 p.m. (Toronto time) on the 30th day following the time of Termination Without Cause (or such later day as the Chief Executive Officer of the Corporation in his or her sole discretion may determine, which shall not exceed three years from the time of Termination Without Cause) or the expiration date of the Option, whichever is the earlier, after which the Option shall in all respects cease and terminate and be of no further force or effect whatsoever as to such of the Shares in respect of which such Option had not been previously exercised.

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7.5
In the event of: (i) the resignation of an Optionee as an employee of the Corporation or a Subsidiary such that the Optionee is no longer an Eligible Person; or (ii) the resignation of an Optionee as a member of the Board such that the Optionee is no longer an Eligible Person, in each such case prior to 5:00 p.m. (Toronto time) on the expiration date of an Option, such Optionee may exercise each Option then held by such Optionee under the Plan to the extent that each such Option was vested at the time of such resignation, at any time up to and including, but not after, 5:00 p.m. (Toronto time) on the 30th day (or such later day as the Chief Executive Officer of the Corporation in his or her sole discretion may determine, which in the case of an employee shall not exceed three years and in the case of an Optionee who is not an employee and is a member of the Board, shall not exceed one year) following the effective date of resignation, or the expiration date of the Option, whichever is earlier, after which the Option shall in all respects cease and terminate and be of no further force or effect whatsoever as to such of the Shares in respect of which such Option had not been previously exercised.

7.6
In the event of the death of an Optionee while a member of the Board or a Consultant prior to 5:00 p.m. (Toronto time) on the expiration date of an Option, all the Shares subject to the Option shall immediately vest on the date of such death and may be exercised by the legal representatives of such Optionee at any time up to and including, but not after, 5:00 p.m. (Toronto time) on the date which is the first anniversary of the date of death of such Optionee or the expiration date of the Option, whichever is the earlier, after which the Option shall in all respects cease and terminate and be of no further force or effect whatsoever as to such of the Shares in respect of which such Option had not been previously exercised.

7.7
In the event that an Optionee who is a member of the Board ceases to be a member of the Board or a Consultant ceases to be a Consultant other than as provided for in subsections 7.5 and 7.6 above, such that the Optionee is no longer an Eligible Person prior to 5:00 p.m. (Toronto time) on the expiration date of an Option, all the Shares subject to the Option shall immediately vest on the date of such cessation and may be exercised by the Optionee at any time up to and including, but not after, 5:00 p.m. (Toronto time) on the date which is the first anniversary of the date of cessation as a member of the Board of such Optionee or the expiration date of the Option, whichever is the earlier, after which the Option shall in all respects cease and terminate and be of no further force or effect whatsoever as to such of the Shares in respect of which such Option had not been previously exercised.

7.8
Options shall not be affected by any change of employment of the Optionee or by the Optionee ceasing to be a director where the Optionee continues to be employed by the Corporation or continues to be a director of any Subsidiary or an officer of the Corporation or any Subsidiary.

8.        Change in Control and Certain Adjustments

8.1	Notwithstanding any other provision of this Plan, in the event of:

(a)
the acquisition by any Person who was not, immediately prior to the effective time of the acquisition, a registered or a beneficial shareholder in the Corporation of Shares or rights or options to acquire Shares of the Corporation or securities which are convertible into Shares of the Corporation or any combination thereof such that, after the completion of such acquisition, such Person would be entitled to, exercise 20% or more of the votes entitled to be cast at a meeting of the shareholders; or

(b)	the sale by the Corporation of all or substantially all of the property or assets of the Corporation;

then, notwithstanding that at the effective time of such transaction the Optionee may not be entitled to all the Shares granted by the Option, the Optionee shall be entitled to exercise the Options to the full amount of the Shares remaining at that time within 90 days of the close of any such transaction.

8.2
Appropriate adjustments with respect to Options granted or to be granted, in the number of Shares optioned and at the Option Price, shall be made by the Board to give effect to adjustments in the number of Shares of the Corporation resulting from subdivisions, consolidations or reclassifications of the Shares of the Corporation, the payment of stock dividends or cash dividends by the Corporation (other than dividends in the ordinary course), the distribution of securities, property or assets by way of dividend or otherwise (other than dividends in the ordinary course), or the relevant changes in the capital stock of the Corporation or the amalgamation or merger of the Corporation with or into any other entity, subsequent to the approval of the Plan by the Board. The appropriate adjustment in any particular circumstance shall be conclusively determined by the Board in its sole discretion, subject to approval by the Shareholders of the Corporation and to acceptance by the Exchange respectively, if applicable.

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9.        Amendment or Discontinuance of Plan

9.1
The Board may amend or discontinue the Plan at any time upon receipt of requisite regulatory approval including, without limitation, the approval of the Exchange; provided, however, that without the approval of the shareholders of the Corporation, no such amendment may:

(a)	increase the maximum number of Shares issuable under the Plan or a change from a fixed maximum number of Shares to a fixed maximum percentage of issued and outstanding Shares;

(b)	a reduction in the exercise price of outstanding Options or a cancellation for the purpose of exchange for reissuance at a lower Option Price to the same person;

(c)	an extension of the expiry date of an Option;

(d)	an expansion of the transferability or assignability of Options, other than to permitted assigns, pursuant to Section 5.11 of the Plan, or for estate planning or estate settlement purposes.

10.      Miscellaneous Provisions

10.1
The holder of an Option shall not have any rights as a shareholder of the Corporation with respect to any of the Shares covered by such Option until such holder shall have exercised such Option in accordance with the terms of the Plan (including tendering payment in full of the Option Price of the Shares in respect of which the Option is being exercised) and the issuance of Shares by the Corporation.

10.2
Nothing in the Plan or any Option shall confer upon an Optionee any right to continue in the employ of the Corporation or any Subsidiary or affect in any way the right of the Corporation or any Subsidiary to terminate his employment at any time; nor shall anything in the Plan or any Option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporation or any Subsidiary to extend the employment of any Optionee beyond the time which he would normally be retired pursuant to the provisions of any present or future retirement plan of the Corporation or any Subsidiary or beyond the time at which he would otherwise be retired pursuant to the provisions of any contract of employment with the Corporation or any Subsidiary.

10.3
To the extent required by law or regulatory policy or necessary to allow Shares issued on exercise of an Option to be free of resale restrictions, the Corporation shall report the grant, exercise or termination of the Option to the Exchange and the appropriate securities regulatory authorities.

11.      Shareholder and Regulator Approval

11.1
The Plan shall be subject to the approval of the Shareholders of the Corporation to be given by a resolution at a meeting of the Shareholders of the Corporation in accordance with the Business Corporations Act (Ontario) and to acceptance by the Exchange. Any Options granted prior to such approval and acceptances shall be conditional upon such approval and acceptance being given and no such Options may be exercised unless such approval and acceptance is given.

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